                                                                    Exhibit 99.1

A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT JUNE 30, 2002

PROFORMA OPERATING RESULTS

FIRST HALF

- Consolidated revenue grew 8% to 30.6 billion euros reflecting growth at all businesses except Music and Internet, which were down slightly year-on-year.

- Consolidated operating income grew 8% to 2.4 billion euros, primarily driven by Vivendi UNIVERSAL Entertainment (VUE) and Cegetel, and to a lesser degree Environmental Services and Vivendi Telecom International. Operating income from businesses owned more than 50% declined 6% to 469 million euros.

- The changing euro/dollar exchange rate had little impact on the company's first half results.


SECOND QUARTER

- Consolidated revenue grew 5% to 15.5 billion euros primarily driven by VUE, Cegetel and Environmental Services.

- Consolidated operating income grew by 5% to 1.4 billion euros. Operating Income from businesses owned more than 50% improved by 10% to 379 million euros.


                      FIRST HALF PROFIT AND LOSS HIGHLIGHTS

INTEREST EXPENSE, NET: In the first half, net interest expense increased 8% to 674 million euros, driven by higher average debt levels and a higher cost of debt.

FINANCIAL PROVISIONS: Financial provisions of 3.4 billion euros were recorded in the first half of 2002, compared to 128 million euros in the same period in 2001. This considerable increase primarily reflects the overall market decline since the beginning of the year and management's reassessment of the growth potential and carrying values of certain publicly traded and privately held investments. The most significant provisions related to certain international telecoms operations, Vivendi Universal puts, Sithe Energies, call premiums, AOL Europe, Softbank Capital Partners and certain quoted shares.

OTHER INCOME (EXPENSE): In the first half of 2002, other expenses of 154 million euros were incurred, principally comprised of 68 million euros of foreign exchange losses and a 239 million euros premium expense on the buy-back of Vivendi Universal puts, partially offset by 194 million euros of capital gains of the sale of portfolio investments (primarily Vinci) and 30 million euros of dividends from unconsolidated companies. In the first half of 2001, other income of 286 million euros was earned, comprised of 154 million of foreign exchange gains, 122 million euros of capital gains of the sale of portfolio investments, 35 million euros of dividends from unconsolidated companies and 25 million euros of other expense.

EXCEPTIONAL ITEMS, NET: Exceptional items are primarily comprised of capital gains (losses) on the disposal of and/or dilution of the company's interest in other companies. In the first half of 2002, net exceptional income totaled 2.1 billion euros, reflecting a 1.6 billion euro net gain on the BSkyB transactions, a 630 million euro gain on the Vivendi Environnement transaction and a 144 million euro gain on the disposal of Canal Digital, partially offset by a 253 million euro loss on the disposal of Vivendi Universal Publishing's (VUP's) business-to-business and Health activities. Comparable net exceptional income in 2001 totaled 1.2 billion euros, the principal components of which were gains of:
700 million euros on AOL France, 160 million euros on Eurosport, 125 million euros on Havas Advertising and 121 million euros in the Dalkia/EDF transactions.

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INCOME TAX EXPENSE: In the first half, the company's income and deferred tax expense decreased 34% to 365 million euros.

EQUITY IN LOSSES OF UNCONSOLIDATED COMPANIES: In the first half, the equity in losses of unconsolidated companies increased by 11% to 273 million euros, primarily due to increased losses from Telecoms affiliates, principally Elektrim and Xfera, and reduced equity earnings from VUE because it is consolidated (not equity accounted) following the May 2002 acquisition of the entertainment assets of USA Networks. Partially offsetting these increases were reduced equity losses from Internet and CANAL+ Group affiliates.

GOODWILL AMORTIZATION: Goodwill continues to be amortized under French GAAP. Goodwill amortization declined 17% to 642 million euros in the first half, primarily owing to impairment charges taken at the end of 2001.

GOODWILL IMPAIRMENT: In light of deteriorating economic conditions since December 2001 and the impact of higher financing costs for the company, management has recorded a preliminary impairment charge of approximately 11 billion euros as of June 30, 2002. The 11 billion impairment is the sum of 3.8 billion euros relating to Canal+ Group, 3.5 billion relating to Music, 2.6 billion relating to VUE and 1.1 billion relating to Telecom and Internet. This adjustment reflects management's opinion of the fair value of the core assets on a permanent ongoing concern basis within Vivendi Universal.

MINORITY INTEREST: In the first half, minority interest expense at 154 million euros declined by 80%, due primarily to the impact of the financial provisions and goodwill impairment, partially offset by improved profitability at Cegetel and VUE and the inclusion of a full six month results of Maroc Telecom and two month results of the entertainment assets of USA Networks.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE: A net loss of 12.3 billion euros or 11.32 euros per basic share incurred in the first half of 2002, down from net income of 22 million euros or 0.02 euros per basic share earned in the comparable prior year period. Excluding goodwill amortization and impairment, financial provisions and net exceptional items, the net loss would be 66 million euros or 0.06 euros per basic share in the first half of 2002, compared to net income of 295 million euros or 0.27 euros per basic share in the comparable prior-year-period.





                                       2


                                                            French GAAP Basis as
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                                      DEBT

At June 30, 2002 French GAAP debt (defined as gross debt minus cash & cash equivalents), was around 35 billion euros compared with approximately 37 billion at December 31, 2001. Excluding Vivendi Environment, debt fell to around 19 billion at June 30 from 21 billion euros at December 31, 2001.

Vivendi Universal's June 30 debt balance included around 16 billion euros for Vivendi Environment. Vivendi Environment reported net debt of approximately 15 billion euros. The primary differences relate to short and long term receivables and marketable securities.


                                 TREASURY SHARES

On August 14, 2002 the board of directors decided to cancel 20.8 million treasury shares, as authorized at the shareholders meeting on April 24, 2002. Because these shares were available for stock option plans, call options may be purchased to meet potential option exercise.


                            BUSINESS UNIT HIGHLIGHTS

                         BUSINESSES OWNED MORE THAN 50%

MUSIC (92% OWNED):

FIRST HALF HIGHLIGHTS: For the first half of 2002, Universal Music Group's (UMG's) revenues were down 4% to 2.9 billion euros. In a weak music market, which reported declines in most major markets worldwide, UMG increased market share. In the U.S. for example, UMG achieved an unprecedented year-to-date current album market share of over 30%, according to SoundScan, and a record-breaking single-week current album market share of approximately 42%. Major album sales in the first half included those by established artists Eminem, Nelly and Sheryl Crow, the Grammy Award(R)-winning album of the year "O Brother Where Art Thou?" soundtrack, the NOW 9 compilation album, as well as new and developing artists such as Ashanti, Vanessa Carlton, Musiq and Cam'Ron, among others. Other best sellers included Ronan Keating's second solo album, Paulina Rubio's debut album in English, and Japan's Fukuyama.

Operating income was 28% below last year's comparable period. Excluding other income from the gain on the sale of UMG's interest in MTV Asia to Viacom and the disposition of real estate in connection with office moves, principally in Tokyo, operating income declined 45%. Lower sales of releases carried over from 2001, and the expected lighter release schedule in the first quarter, combined with lower margins in the product mix and increased A&R costs all contributed to the decline.

SECOND QUARTER HIGHLIGHTS: UMG's revenues of 1.5 billion euros for the quarter were down 2%. Excluding foreign exchange fluctuations (largely the decline of the dollar against the euro), revenues increased by 0.2%. Operating income was 14% below last year's second quarter or 38% excluding the other income discussed above. The decline primarily reflects lower margins in the product mix and increased Artist and Repertoire (A&R) costs, partially offset by lower marketing and overhead costs.

2002 OUTLOOK: UMG's release schedule for the remainder of 2002 includes albums from Shania Twain, U2, Bon Jovi, Eminem (8 Mile Sound Track) and a new album from the recently signed Mariah Carey. Local repertoire releases include albums from Johnny Hallyday, Star Academy,

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Gerald de Palmas and Zazie (France); No Angels and DJ Oetzi (Germany); Pedro
Fernandez and Limite (Mexico); Powderfinger (Australia); Jacky Cheung (Taiwan); Spitz, The High Lows and Ego-Wrapping (Japan), and The Rolling Stones Greatest Hits (non-U.S.).


PUBLISHING (100% OWNED):

FIRST HALF HIGHLIGHTS: Vivendi Universal Publishing (VUP) reported first half revenues of 2.1 billion euros, up 5%, and operating income of 95 million, down 20%.

VUP's ongoing businesses (which exclude the Business-to-Business and Health divisions sold at the end of June) reported revenues of 1.7 billion euros in the first half, up 9%, primarily reflecting growth at Games and Houghton Mifflin. Operating income from ongoing businesses increased by 32 million euros in the first half (to 43 million euros), driven by improvements at Games and Publishing & Education.

The Games division reported revenue growth of 68% to 294 million euros, and operating income increased more than tripled to 48 million euros, primarily owing to the release of Blizzard's Warcraft III in the period, which shipped almost 3 million units in June, and approximately 4.5 million units year-to-date.

The Publishing & Education division (school, college and kids interactive) reported 5% revenue growth to 1.1 billion and an 82% reduction in operating losses (representing an operating income improvement of 25 million euros), driven by Houghton Mifflin, college, adoption in California, and strength in Spain and France. Traditionally, the first half has slower sales in the sales cycle, the peak being in the third and fourth quarters for back-to-school.

The Consumer division reported 15% lower revenues and 10 million euros lower operating income in the first half, primarily owing to the soft advertising market. However, the month of June showed a reverse of this trend.

Revenues and operating income from the Business-to-Business and Health divisions, which were sold at the end of June, declined 8% and 53%, respectively, in the first half.

SECOND QUARTER HIGHLIGHTS: For the second quarter, VUP reported revenues of 1.2 billion euros, up 8%. VUP's ongoing businesses reported revenues of 981 million euros in the second quarter, up 13%. Strength was driven by growth at Games and Houghton Mifflin.

2002 OUTLOOK: Typically, the second half of the year is the largest in terms of profits and free cash flow for the Publishing division. The outlook for 2002 remains strong, with growth in Games and Houghton Mifflin driving results, which could, however, be impacted by exchange rates. The Games division has a strong release schedule in the third and fourth quarters in both PCs and consoles (Lord of the Ring/Tolkien, Malice, Scorpion King). The company expects a strong back-to-school season in education, especially in Europe and California.



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                                                            French GAAP Basis as
                                    translated from the original French document
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VIVENDI UNIVERSAL ENTERTAINMENT (VUE) (86% OWNED):

FIRST HALF HIGHLIGHTS: VUE achieved 46% actual (non-comparable) revenue growth, principally due to the impact of the acquisition of USA Networks on May 7, 2002. In May 2002, Universal Studios and the entertainment assets of USA Networks, Inc. combined strengths to create Vivendi UNIVERSAL Entertainment, with fully-integrated film, television and recreation divisions. On a pro forma basis, VUE reported 21% revenue growth in the first half.

Universal Pictures finished the first half of the year with $759.0 million in worldwide box office, which is consistent with its strong performance of the last four years.

In home video, for the first six months of 2002, Universal ranked #2 among all studios in consumer spending for DVD sell-through. In addition, Universal ranked #2 in VHS rental revenue and #2 in DVD rental revenue (Source: Rentrack).

USA Network has become the number one cable network in key demographics and the number two in households; its original series, Dead Zone and Monk, have become the two most-watched drama series on basic cable (Source: Nielsen).

In Recreation, lower revenue at Universal Studios Hollywood (higher attendance more than offset by lower per capita spending) contributed to 7% lower recreation revenue in the first half.

VUE operating income grew by 36% on a pro forma basis in the first half primarily because of strength at Universal Pictures and Universal Television, offset in part by cable advertising revenue and theme parks.

In connection with the creation of VUE, an audit of pro forma accounts is in process which may lead to adjustments to the US GAAP accounts.

SECOND QUARTER HIGHLIGHTS: VUE achieved 53% actual (non-comparable) revenue growth, principally owing to the impact of the acquisition of the entertainment assets of USA Networks on May 7, 2002. On a pro forma basis VUE reported 18% growth in the second quarter.

Universal Pictures reported strong revenue growth, owing to strong theatrical performance from titles such as The Scorpion King and The Bourne Identity. In home video, the second quarter reported another strong slate, with Spy Game and Oscar winners A Beautiful Mind and Gosford Park.

Universal television reported 31% higher revenue primarily owing to the syndication of Just Shoot Me. Cable revenues and operating income fell in the second quarter owing to lower advertising revenue than the prior year period.

Recreation reported 20% lower revenue, as lower per capita spending more than offset higher attendance at Universal Studios Hollywood as well as lower management fees from Universal Studios Japan.

VUE operating income grew 60% on a comparable (pro forma) basis in the quarter primarily because of strength in film, home entertainment (VHS and DVD and television), offset in part by operating income declines in cable ad sales and theme parks.

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                                                            French GAAP Basis as
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2002 OUTLOOK: VUE expects to have a strong second half, driven by Universal
Pictures and Universal Television. Key upcoming film releases include Red Dragon (October 4), The Truth About Charlie (October 25), 8 Mile (November 8), The Emperor's Club (November 22) and The Life of David Gale (December).


CANAL+ GROUP (100% OWNED):

FIRST HALF HIGHLIGHTS: CANAL+ Group reported 8% revenue growth reaching 2.3 billion euros in the first half. On a comparable basis, revenue growth was 5% in the first half, primarily driven by StudioCanal, and CanalSatellite. Globally, subscriptions increased to 16.17 million from 15.84 million one year ago, representing 2% growth (net subscription additions of 329,000) over the past 12 months. Digital subscribers increased 19% year-over-year to 6.5 million. ARPU (Average Revenue Per User) was slightly ahead of year ago levels, mainly attributable to France and Benelux. Churn was flat in France and lower in Benelux.

At StudioCanal, revenue grew 56% or 25% excluding the impact of the integration of Expand. Strength at StudioCanal was driven in France by successful produced or acquired films such as L'Auberge Espagnole (1.6 million admissions), and revenue benefited from strong video/DVD sales with Bridget Jones's Diary (still No. 1 on its first opening month) and Zinedine Zidane "Comme dans un reve". For the second consecutive year, a StudioCanal co-production (The Pianist by Roman Polanski) won Canne's most prestigious award, the Palme d'Or.

CanalSatellite revenue grew 11% in the first half, driven by approximately 250,000 higher subscriptions year-over-year combined with flat ARPU. Canal+ France Premium Channel revenue fell 1% in the first half because of lower advertising revenue and lower subscription revenue. Canal+ Nordic revenue increased 20% in the first half, driven by approximately 73,000 more subscriptions year-over-year, coupled with ARPU growth and a positive foreign exchange impact. Tele+ revenue grew 3% in the first half, largely owing to a successful marketing campaign in the period and the launch in Italy of "Kit number one" product (prepaid smart cards with six months subscriptions).

Canal+ Technologies revenue grew 8% in the first half. Canal+ Technologies, which now counts 14 million digital set-top boxes world-wide using its conditional access and interactive TV technologies, has launched a new Mediaguard conditional access smart card, which is expected to result in the eradication of piracy.

On a pro forma basis, operating losses increased by 31% (16 million euros lower) owing to higher soccer rights costs at Canal+ France, offset in part by cost savings at Canal+ France and improved Tele+ performance.

During the period, Vivendi Universal and CANAL+ Group, shareholder of Tele+, in Italy, signed a conditional memorandum of understanding during the quarter to sell Tele+ to News Corp. The companies are working on a definitive agreement which will then be submitted to the competent authorities. In Spain, Sogecable, in which CANAL+ Group has a 21.3% stake, and Telefonica


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                                                            French GAAP Basis as
                                    translated from the original French document
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agreed last May to merge Via Digital and Sogecable. Pending regulatory approval and at the end of the operation, Telefonica, Prisa and CANAL+ Group will own equal stakes in Sogecable.

In the Nordic countries, CANAL+ Group and Telenor signed a definitive agreement to complete the sale of the 50% stake held by CANAL+ Group in the Nordic digital TV platform Canal Digital to Telenor on June 14. This agreement also secures exclusive Direct-To-Home (DTH) distribution of Canal+ Nordic's premium channels and pay-per-view services on Canal Digital in the region. The final agreement provided for a total payment of 290 million euros. In Poland, the new merged digital TV platform Nowa Cyfra+ was launched on March 1.

SECOND QUARTER HIGHLIGHTS: CANAL+ Group reported 5% revenue growth to 1.1 billion euros in the second quarter. On a comparable basis (pro forma), revenue growth was 1% primarily driven by StudioCanal, CanalSatellite and Canal+ Nordic.

CANAL+ Group reported breakeven operating income in the second quarter compared to operating losses of 15 million euros in the second quarter of the prior year, and a loss of 4 million euros on a comparable basis. The improvement was due to the strength at StudioCanal, CanalSatellite, Tele+, Canal+ Nordic and Canal+ Benelux as well as cost reductions at Canal+ France Premium Channel, offset in part by weakness at Canal+ Poland and Universal Studios Network in the quarter.

2002 OUTLOOK: On July 23, 2002, Vivendi Universal announced a plan to strengthen the future and growth of Canal+ by giving the company the means to finance its growth and foster creative production in both film and television. The plan aims to group around Canal+ SA, a listed company that holds a licence from the French media authority CSA, what are essentially the core businesses of the CANAL+ Group. At the same time, the plan will provide new resources for Vivendi Universal.


INTERNET (100% OWNED):

FIRST HALF HIGHLIGHTS: On a pro forma basis, Internet revenue fell by 2% and operating losses improved 6% in the first half of 2002 compared with the prior-year period. During the first half of 2002, the majority of the Internet group's businesses experienced revenue growth. Overall, however, this positive trend was negatively affected by lower revenues from advertising based businesses, which continued to suffer from the weakness in the online advertising market. Strong cost control throughout the Internet segment resulted in reduced operating losses in the first half for every Internet business.

In the U.S., VUNet USA network reached over 18 million unique visitors a month. EMusic acquired its 50,000th subscriber (making it the Internet's most popular music subscription service).

SECOND QUARTER HIGHLIGHTS: On a pro forma basis, Internet revenue fell 15% in the second quarter compared with same period a year ago. This was largely attributable to declining online advertising revenues for the U.S. properties, offset in part by 49% higher revenue at VU Net Europe and 30% higher revenue at EMusic. Second quarter operating losses benefited from the restructuring of the Internet operations initiated 12 months ago, as operating losses were flat in the second quarter of 2002, despite lower revenue.


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                                                            French GAAP Basis as
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2002 OUTLOOK: The Internet businesses are restructuring to reduce their operating cash use and will narrow their portfolio to focus on self-sustaining strategic businesses.


VIVENDI TELECOM INTERNATIONAL (EXCLUDES MAROC TELECOM) (VARIOUS OWNERSHIP INTERESTS)

FIRST HALF HIGHLIGHTS: Vivendi Telecom International (VTI) reported first half revenues of 233 million euros, up from 97 million euros in the prior year comparable period and operating income of 25 million euros up from 2 million euros in the first half of 2001. These significant improvements primarily reflect the full consolidation of Monaco Telecom in the second half of 2001 and Kencell (Kenya) in December 2001.

SECOND QUARTER HIGHLIGHTS: Revenues increased 128% to 114 million euros and operating income more than tripled to 10 million euros, for the reasons discussed above.

2002 OUTLOOK:   These assets will be used as a source of cash.


                         BUSINESSES OWNED LESS THAN 50%

CEGETEL (44% OWNED; 35% OF SFR):

FIRST HALF HIGHLIGHTS: For the first half of 2002, Cegetel's revenues increased 14% to 3.4 billion euros and operating income grew 30% to 747 million euros. The improved results reflect strong performances of both the mobile and fixed telephony services divisions.

At SFR, revenues increased 12%, and operating income increased 23%. SFR's customer base (including SRR) grew by 427,000 to approximately 13.0 million customers. SFR's market share of gross additions increased 1.5 percentage points to 34.8% from 33.3% in the first half of 2001. ARPU from prepaid customers increased 7% to 20.7 euros, and ARPU from postpaid customers increased 1% to 58 euros, compared to the first half of last year. Additionally, SFR was successful in reducing acquisition cost per gross addition by 11% in the same period. The monthly churn rate rose to just over 2%. Data and service revenue per average customer rose significantly (40%) in the first half of 2002 compared with the prior year period.

Operating results for Cegetel's fixed telephony services division continued to improve, resulting in 31% revenue growth mainly due to local traffic opened to competition since January 1, 2002, and a 26% reduction in operating losses in the first half.

SECOND QUARTER HIGHLIGHTS: In the second quarter, Cegetel's revenues increased 10% to 1.7 billion euros and operating income grew 19% to 388 million euros.

At SFR, revenues increased 9%. During the second quarter of 2002, SFR's customer base (including SRR, its subsidiary in La Reunion, an overseas department of France) grew by 219,000 to approximately 13 million customers. SFR's market share of gross additions increased 1.6 percentage points to 35.9% from 34.3% in the second quarter of 2001. ARPU from prepaid customers increased 9% to 20.7 euros, and ARPU from postpaid customers was flat at 58.2 euros, compared to the second quarter of last year. Additionally, SFR was successful in reducing acquisition costs per gross addition by 11% in the same period. The monthly churn rate rose to


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                                                            French GAAP Basis as
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just over 2%. Data and service revenue per average customer rose significantly
(40%) in the 2002 second quarter compared with the prior-year period.

Operating results for Cegetel's fixed telephony services division continued to improve during the quarter, resulting in revenue growth of 25%, mainly due to local traffic opened to competition since January 1, 2002.

2002 OUTLOOK: Full year 2002 results are expected to confirm the first half-year trends.


MAROC TELECOM (35% OWNED):

FIRST HALF HIGHLIGHTS: Maroc Telecom's revenue grew by 2% in the half, in line with expectations. In the same period, Maroc Telecom's operating income fell 7%, primarily due to increased depreciation resulting from a reduction in the estimated useful life of certain fixed network equipment. On a like-to-like basis, operating income would have increased 5% in the first half.

SECOND QUARTER HIGHLIGHTS: Maroc Telecom's revenue fell 1% in the quarter due to actions taken on bad debt and the resulting cancellation of subscriptions. Operating income fell 27% in the quarter primarily due to increased depreciation discussed above. On a like-to-like basis, operating income would have increased 3% in the quarter.

2002 OUTLOOK: Second half results are expected to improve at Maroc Telecom.


VIVENDI ENVIRONNEMENT (41% OWNED):

The company's environmental services businesses are operated by Vivendi Environnement.

FIRST HALF HIGHLIGHTS: Vivendi Environnement achieved revenues of 15 billion and operating income of 1 billion, representing revenue and operating income growth of 7% and 5%, respectively, in the first half. Excluding non-core businesses in the process of being divested, revenue growth was 9% and operating income growth was 8%.

In the Water business, growth in France was due to the continued good results of the water distribution business and stability in the water engineering business. In the U.S., the solid continuation of the municipal outsourcing businesses and new contracts in the industrial outsourcing business contributed to growth. The outsourcing business in other countries was also encouraging, due to start-ups or new contracts signed in 2000/2001, notably in Central Europe, Morocco and Asia Pacific. In a less than favorable economic environment, the Waste business also returned positive results, driven by growth in France and abroad, largely due to developments in Northern Europe and Asia Pacific. The full first half-year impact of the Marius Pedersen acquisition in 2001 also benefited Waste's results. In the Energy Services business, results were stable in France reflecting the combination of lower gas prices as of April 1, 2002 and the seasonality of cogeneration activities, which are concentrated in the winter months. Outside France, new contracts in Tallinn (Estonia), Vilnius (Lithuania) and Pozan (Poland) came on line. The acquisitions of Siram in Italy and Cram in France, combined with the final integration of the former EDF business also contributed to growth. The Transportation business benefited from contract development and extension in France, the acquisitions of Verney and Yellow Transportation and the impact of the BBA and the Combus contracts as well as

                                                            French GAAP Basis as
                                    translated from the original French document
developments in Finland, Poland, Belgium and the Czech Republic. FCC also turned in positive results, particularly in the cement business due to the expansion of the Spanish construction industry.

SECOND QUARTER HIGHLIGHTS: Vivendi Environnement achieved revenue of 7.5 billion and operating income of 0.5 billion, representing revenue and operating income growth of 3% and 2%, respectively, in the second quarter.

2002 OUTLOOK: The first half results provide confidence, within a stabilized economic environment, for the medium-term growth objectives of Vivendi Environnement. This has been further strengthened by the receipt of new contracts since the beginning of the year.

For additional information and discussion of results for Vivendi Environnement, please refer to Vivendi Environnement's press release dated August 7, 2002.


                               OTHER DEVELOPMENTS

A number of related shareholder class action suits, which allege violation of the Securities Exchange Act of 1934 by the company and certain of its former officers, have recently been filed in the United States District Courts in California and New York. The cases are in the early stages and the company has no further comment on them at this time.

                                                            French GAAP Basis as
                                    translated from the original French document

In a very unfavorable economic climate, marked by the Enron and Worldcom scandals, the downgrading of Vivendi Universal's status by the rating agencies and the banks' sudden loss of confidence in the company's future, brought the financial crisis to a height in early July. The cash crunch came when the company had an untenable level of debt given the available cash flow (35 billion euros at June 30, 2002, of which 19 billion euros for Media and Communication), with repayment terms that were too tight and could not be rescheduled.

The situation was resolved in two phases.

- On July 10, 2002, Vivendi Universal obtained a short-term credit line of 1 billion euros from a group of seven international banks. This facility pushed back the risk of immediate default, and gave the company time to negotiate refinancing so that it could meet its needs over a longer term.

- On September 18, 2002, the banks agreed a 3 billion euro medium-term credit line, replacing the 1 billion euro facility obtained in July. This loan takes the form of three tranches, each one secured, with repayment dates spread over the period from November 2003 to December 2004 at the latest. It will give the company a breathing space pending receipt of revenue from the disposal of assets.

The risk associated with the company's cash position is therefore in the process of being eliminated, especially since negotiations on extending the repayment date of the Vivendi Universal Entertainment credit line (1.6 billion euros) from November 2002 to November 2003 are at a very advanced stage.

THE MAIN SOURCES OF LOSS HAVE BEEN REDUCED, SOLD OR HALTED, OR ARE ABOUT TO BE

The main sources of loss have been clearly identified. They have been reduced, sold or halted, or are about to be: Canal+ Italy, Poland, Benelux and Scandinavia are going to leave Vivendi Universal's landscape. Vizzavi has been sold (excluding Vizzavi France, which is now wholly owned). Scoot and Divento are in the process of being closed.

The other Internet assets will be sold or integrated with the businesses to which they report. In addition, measures have been taken to reduce Paris and New York headquarters costs, as well as communication and sponsorship expenditure.

THE COMPANY IS PROGRESSING IN ITS DEBT REDUCING PROGRAM THROUGH A SIGNIFICANT ASSET DISPOSAL PLAN THAT WILL BE CARRIED THROUGH WITH DETERMINATION

Within the next 18 months, Vivendi Universal is expected to sell off assets worth 12 billion euros, of which divestments of at least 5 billion euros will be completed within nine months. This plan will return the company to a financial situation that should earn it BBB/Baa2 status from the rating agencies.

                                                            French GAAP Basis as
                                    translated from the original French document

The main assets in the disposals plan, subject to consultation with employee representatives and labor unions, include:

      - Canal+ activities outside France (Italy, Poland, Benelux, Scandinavia) and Canal+ Technologies;

      -     The interest in the "new Canal+ above 49%";

      -     Telecoms activities outside France (Poland, Hungary, Kenya, etc.);

      -     Internet activities;

      -     Press (Comareg, Express-Expansion) and publishing (VU Publishing);

      -     Minority interests;

      - Miscellaneous assets (property, distribution, airplanes, energy production, etc.);

      -     Monetization of a minority stake of VU Games

With the exception of VUP, these are primarily non-core businesses, which should have been sold off anyway due to the difficulties involved in managing such a complex and disparate range of activities.

Several disposals, for a total amount of around 1.1 billion euros, have already been finalized.

In addition, Vivendi Universal confirms having received acquisition proposals for Vivendi Universal Publishing (VUP) in its entirety. These proposals are currently being studied, in the best interest of the shareholders of Vivendi Universal, Vivendi Universal Publishing and VUP employees.

Vivendi Universal specifically asked all potential acquirers to include in their proposals commitments regarding the preservation of VUP's French cultural heritage. These commitments will be made public.

THE ENTERTAINMENT BUSINESSES WILL BE ENHANCED AND DEVELOPED

Vivendi Universal's aim is to streamline its consolidation scope. The new Vivendi Universal is an entertainment company focused on the creation of consumer content, and with two important minority interests, Cegetel and Vivendi Environnement.

Vivendi Universal is among the world's leading media and communication companies and is number one in Europe. Entertainment (music, film, TV, parks and games) is its core business. The company has excellent assets, strong prospects for growth in these activities, high quality management teams and creative talents, and outstanding brands (Universal and Canal+). These will contribute to the enhancement of the media and communication activities with the primary goal of creating maximum value for all of its shareholders.

With regard to Cegetel, against the new backdrop created by the expiry of the standstill clauses in the shareholder agreements, Vivendi Universal is studying every possible solution that will favor value creation, in accordance with terms that are compatible with our priority financial objectives.

                                                            French GAAP Basis as
                                    translated from the original French document

With regard to Vivendi Environnement, as Vivendi Universal cannot take back majority control, the aim is to optimize our stake and to examine, with Vivendi Environnement management, how relationship between Vivendi Universal and Vivendi Environnement should develop.

                                                            French GAAP Basis as
                                    translated from the original French document

FINANCIAL SCHEDULES


                                VIVENDI UNIVERSAL
                 FIRST HALF PRELIMINARY BUSINESS SEGMENT RESULTS
                            (French GAAP, unaudited)


                                                           Actual                        Pro Forma (2)
                                                  Six Months Ended June 30,         Six Months Ended June 30,
                                               ------------------------------    -------------------------------
                                                 2002       2001     % Change      2002        2001      % Change
                                               --------   --------   --------    --------    --------    -------
                                                                   (In millions of euros)
REVENUES
      Music                                    E  2,873   E  2,986         -4%   E  2,873    E  2,986         -4%
      Publishing                                  2,141      1,611         33%      2,141       2,047          5%
      Vivendi Universal Entertainment (VUE)       3,151      2,159         46%      3,779       3,128         21%
      CANAL+ Group & Other                        2,344      2,166          8%      2,344       2,230          5%
      Internet                                       87         46         89%         87          89         -2%
      Vivendi Telecom International (VTI)           233         97        140%        233          97        140%
      Non-Core Businesses                            52         57         -9%         52          57         -9%
                                               --------   --------   --------    --------    --------    -------
      GREATER THAN 50% OWNED                     10,881      9,122         19%     11,509      10,634          8%
                                               --------   --------   --------    --------    --------    -------
      Cegetel                                     3,442      3,016         14%      3,442       3,016         14%
      Maroc Telecom                                 716        365         96%        716         703          2%
      Environmental Services                     14,951     13,940          7%     14,951      13,940          7%
                                               --------   --------   --------    --------    --------    -------
      LESS THAN 50% OWNED                        19,109     17,321         10%     19,109      17,659          8%
                                               --------   --------   --------    --------    --------    -------

TOTAL VIVENDI UNIVERSAL                        E 29,990   E 26,443         13%   E 30,618    E 28,293          8%
                                               ========   ========   ========    ========    ========    =======

OPERATING INCOME (LOSS) (1)
      Music                                    E    169   E    234        -28%   E    169    E    234        -28%
      Publishing                                     95        150        -37%         95         119        -20%
      Vivendi Universal Entertainment (VUE)         529        154        244%        670         493         36%
      CANAL+ Group & Other                          (68)       (31)      -119%        (68)        (52)       -31%
      Internet                                     (103)      (103)         0%       (103)       (110)         6%
      Vivendi Telecom International (VTI)            25          2       1150%         25           2       1150%
      Non-Core Businesses                          (132)       (24)      -450%       (132)        (24)      -450%
      Holding & Corporate                          (187)      (164)       -14%       (187)       (164)       -14%
                                               --------   --------   --------    --------    --------    -------
      GREATER THAN 50% OWNED                        328        218         50%        469         498         -6%
                                               --------   --------   --------    --------    --------    -------
      Cegetel                                       747        573         30%        747         573         30%
      Maroc Telecom                                 204        131         56%        204         219         -7%
      Environmental Services                      1,011        967          5%      1,011         967          5%
                                               --------   --------   --------    --------    --------    -------
      LESS THAN 50% OWNED                         1,962      1,671         17%      1,962       1,759         12%
                                               --------   --------   --------    --------    --------    -------

TOTAL VIVENDI UNIVERSAL                        E  2,290   E  1,889         21%   E  2,431    E  2,257          8%
                                               ========   ========   ========    ========    ========    =======

(1) Includes depreciation, amortization, restructuring charges and other one-time items. For details of these amounts refer to attached supplemental financial information.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

                                                            French GAAP Basis as
                                    translated from the original French document

                                VIVENDI UNIVERSAL
               SECOND QUARTER PRELIMINARY BUSINESS SEGMENT RESULTS
                            (French GAAP, unaudited)

                                                             Actual                          Pro Forma(2)
                                                   Three Months Ended June 30,       Three Months Ended June 30,
                                                   ---------------------------       ---------------------------
                                                   2002       2001     % Change       2002      2001     % Change
                                                  -------    -------   --------     -------   -------    --------
                                                                      (In millions of euros)
REVENUES
  Music                                           E 1,509    E 1,540       -2%      E 1,509   E 1,540        -2%
  Publishing                                        1,203        794       52%        1,203     1,110         8%
  Vivendi Universal Entertainment (VUE)             1,776      1,158       53%        1,953     1,661        18%
  CANAL+ Group & Other                              1,145      1,090        5%        1,145     1,129         1%
  Internet                                             40         27       48%           40        47       -15%
  Vivendi Telecom International (VTI)                 114         50      128%          114        50       128%
  Non-Core Businesses                                  12          7       71%           12         7        71%
                                                  -------    -------     -----      -------   -------      -----
  GREATER THAN 50% OWNED                            5,799      4,666       24%        5,976     5,544         8%
                                                  -------    -------     -----      -------   -------      -----
  Cegetel                                           1,729      1,568       10%        1,729     1,568        10%
  Maroc Telecom                                       362        365       -1%          362       365        -1%
  Environmental Services                            7,451      7,256        3%        7,451     7,256         3%
                                                  -------    -------     -----      -------   -------      -----
  LESS THAN 50% OWNED                               9,542      9,189        4%        9,542     9,189         4%
                                                  -------    -------     -----      -------   -------      -----
TOTAL VIVENDI UNIVERSAL                           E15,341    E13,855       11%      E15,518   E14,733         5%
                                                  =======    =======     =====      =======   =======      =====

OPERATING INCOME (LOSS)(1)
  Music                                           E   142    E   165      -14%      E   142   E   165       -14%
  Publishing                                          119         87       37%          119       113         5%
  Vivendi Universal Entertainment (VUE)               381         85      348%          383       240        60%
  CANAL+ Group & Other                                  -        (15)     100%            -        (4)      100%
  Internet                                            (53)       (49)      -8%          (53)      (52)       -2%
  Vivendi Telecom International (VTI)                  10          3      233%           10         3       233%
  Non-Core Businesses                                (120)       (21)    -471%         (120)      (21)     -471%
  Holding & Corporate                                (102)       (98)      -4%         (102)      (98)       -4%
                                                  -------    -------     -----      -------   -------      -----
  GREATER THAN 50% OWNED                              377        157      140%          379       346        10%
                                                  -------    -------     -----      -------   -------      -----
  Cegetel                                             388        326       19%          388       326        19%
  Maroc Telecom                                        95        131      -27%           95       131       -27%
  Environmental Services                              536        525        2%          536       525         2%
                                                  -------    -------     -----      -------   -------      -----
  LESS THAN 50% OWNED                               1,019        982        4%        1,019       982         4%
                                                  -------    -------     -----      -------   -------      -----
TOTAL VIVENDI UNIVERSAL                           E 1,396    E 1,139       23%      E 1,398   E 1,328         5%
                                                  =======    =======     =====      =======   =======      =====


(1) Includes depreciation, amortization, restructuring charges and other one-time items. For details of these amounts refer to attached supplemental financial information.
(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

                                                            French GAAP Basis as
                                    translated from the original French document

                               VIVENDI UNIVERSAL
           FIRST HALF PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION

   DEPRECIATION, AMORTIZATION, RESTRUCTURING CHARGES AND OTHER ONE-TIME ITEMS
                            (French GAAP, unaudited)


                                                                        Actual                     Pro Forma(2)
                                                                   Six Months Ended              Six Months Ended
                                                                        June 30,                     June 30,
                                                                -----------------------         -----------------
                                                                 2002           2001(1)          2002       2001
                                                                ------          -------         ------     ------
                                                                              (In millions of euros)
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND
 AMORTIZATION OF INTANGIBLE ASSETS
  Music                                                         E  228          E  217          E  228     E  217
  Publishing                                                       168              66             168        107
  Vivendi Universal Entertainment (VUE)                            125             149             133        155
  CANAL+ Group & Other                                             213             159             213        160
  Internet                                                          21               6              21         13
  Vivendi Telecom International (VTI)                               40              20              40         20
  Non-Core Businesses                                                7              27               7         27
  Holding & Corporate                                               34              34              34         34
                                                                ------          ------          ------     ------
  GREATER THAN 50% OWNED                                           836             678             844        733
                                                                ------          ------          ------     ------
  Cegetel                                                          402             356             402        356
  Maroc Telecom                                                    154              57             154        112
  Environmental Services                                           923             786             923        786
                                                                ------          ------          ------     ------
  LESS THAN 50% OWNED                                            1,479           1,199           1,479      1,254
                                                                ------          ------          ------     ------
TOTAL VIVENDI UNIVERSAL                                         E2,315          E1,877          E2,323     E1,987
                                                                ======          ======          ======     ======

RESTRUCTURING CHARGES
  Music                                                         E    -          E    -          E    -     E    -
  Publishing                                                         1               3               1          3
  Vivendi Universal Entertainment (VUE)                             45               -              45          -
  CANAL+ Group & Other                                               3              (6)              3         (6)
  Internet                                                          (2)              9              (2)         9
  Vivendi Telecom International (VTI)                                -               -               -          -
  Non-Core Businesses                                                -               1               -          1
  Holding & Corporate                                                -               -               -          -
                                                                ------          ------          ------     ------
  GREATER THAN 50% OWNED                                            47               7              47          7
                                                                ------          ------          ------     ------
  Cegetel                                                           (1)             (2)             (1)        (2)
  Maroc Telecom                                                      -               -               -          -
  Environmental Services                                             6              12               6         12
                                                                ------          ------          ------     ------
  LESS THAN 50% OWNED                                                5              10               5         10
                                                                ------          ------          ------     ------
TOTAL VIVENDI UNIVERSAL                                         E   52          E   17          E   52     E   17
                                                                ======          ======          ======     ======
OTHER ONE-TIME EXPENSE (INCOME)
  Music                                                         E  (39)         E    -          E  (39)    E    -
  Publishing                                                        (4)              4              (4)         4
  Vivendi Universal Entertainment (VUE)                              -               -              (2)         -
  CANAL+ Group & Other                                             (15)             31             (15)        31
  Internet                                                           1               -               1          -
  Vivendi Telecom International (VTI)                                1              (1)              1         (1)
  Non-Core Businesses                                              109               1             109          1
  Holding & Corporate                                               (8)             15              (8)        15
                                                                ------          ------          ------     ------
  GREATER THAN 50% OWNED                                            45              50              43         50
  Cegetel                                                       ------          ------          ------     ------
                                                                     2               -               2          -
  Maroc Telecom                                                      -               -               -          -
  Environmental Services                                           (26)              -             (26)         -
                                                                ------          ------          ------     ------
  LESS THAN 50% OWNED                                              (24)              -             (24)         -
                                                                ------          ------          ------     ------
TOTAL VIVENDI UNIVERSAL                                         E   21          E   50          E   19     E   50
                                                                ======          ======          ======     ======

(1) These items have been restated for CANAL+ Group to give effect to changes in accounting policies adopted in 2002. This had no impact on operating income.
(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

                                       16
                                                            French GAAP Basis as
                                    translated from the original French document

                                VIVENDI UNIVERSAL
          SECOND QUARTER PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION

   DEPRECIATION, AMORTIZATION, RESTRUCTURING CHARGES AND OTHER ONE-TIME ITEMS
                            (French GAAP, unaudited)

                                                                          Actual                          Pro Forma(2)
                                                                    Three Months Ended               Three Months Ended
                                                                         June 30,                          June 30,
                                                                   ----------------------          ----------------------
                                                                    2002          2001(1)           2002            2001
                                                                   ------         -------          ------          ------
                                                                                      (In millions of euros)
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND
  AMORTIZATION OF INTANGIBLE ASSETS
  Music                                                            E  118          E  106          E  118          E  106
  Publishing                                                          104              31             104              61
  Vivendi Universal Entertainment (VUE)                                65              84              69              87
  CANAL+ Group & Other                                                 99              73              99              73
  Internet                                                             13               1              13               5
  Vivendi Telecom International (VTI)                                  19              10              19              10
  Non-Core Businesses                                                   -               9               -               9
  Holding & Corporate                                                   3              21               3              21
                                                                   ------          ------          ------          ------
  GREATER THAN 50% OWNED                                              421             335             425             372
                                                                   ------          ------          ------          ------
  Cegetel                                                             213             179             213             179
  Maroc Telecom                                                       101              57             101              57
  Environmental Services                                              532             435             532             435
                                                                   ------          ------          ------          ------
  LESS THAN 50% OWNED                                                 846             671             846             671
                                                                   ------          ------          ------          ------
TOTAL VIVENDI UNIVERSAL                                            E1,267          E1,006          E1,271          E1,043
                                                                   ======          ======          ======          ======
RESTRUCTURING CHARGES
  Music                                                            E    -          E    -          E    -          E    -
  Publishing                                                            1               3               1               3
  Vivendi Universal Entertainment (VUE)                                45               -              45               -
  CANAL+ Group & Other                                                  3              (6)              3              (6)
  Internet                                                             (5)              4              (5)              4
  Vivendi Telecom International (VTI)                                   -               -               -               -
  Non-Core Businesses                                                   -               1               -               1
  Holding & Corporate                                                   -               -               -               -
                                                                   ------          ------          ------          ------
  GREATER THAN 50% OWNED                                               44               2              44               2
                                                                   ------          ------          ------          ------
  Cegetel                                                              (1)              -              (1)              -
  Maroc Telecom                                                         -               -               -               -
  Environmental Services                                                3              10               3              10
                                                                   ------          ------          ------          ------
  LESS THAN 50% OWNED                                                   2              10               2              10
                                                                   ------          ------          ------          ------
TOTAL VIVENDI UNIVERSAL                                            E   46          E   12          E   46          E   12
                                                                   ======          ======          ======          ======

OTHER ONE-TIME EXPENSE (INCOME)
  Music                                                            E  (39)         E    -          E  (39)         E    -
  Publishing                                                           (4)             (1)             (4)             (1)
  Vivendi Universal Entertainment (VUE)                                 -               -              (2)              -
  CANAL+ Group & Other                                                 (2)             31              (2)             31
  Internet                                                              1               5               1               5
  Vivendi Telecom International (VTI)                                   1               -               1               -
  Non-Core Businesses                                                 110              25             110              25
  Holding & Corporate                                                   1              13               1              13
                                                                   ------          ------          ------          ------
  GREATER THAN 50% OWNED                                               68              73              66              73
                                                                   ------          ------          ------          ------
  Cegetel                                                               1              (3)              1              (3)
  Maroc Telecom                                                         -               -               -               -
  Environmental Services                                              (58)             12             (58)             12
                                                                   ------          ------          ------          ------
  LESS THAN 50% OWNED                                                 (57)              9             (57)              9
                                                                   ------          ------          ------          ------
TOTAL VIVENDI UNIVERSAL                                            E   11          E   82          E    9          E   82
                                                                   ======          ======          ======          ======

(1) These items have been restated for CANAL+ Group to give effect to changes in accounting policies adopted in 2002. This had no impact on operating income.
(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

                                                            French GAAP Basis as
                                    translated from the original French document

B. CONSOLIDATED HALF YEAR FINANCIAL STATEMENTS AT JUNE 30, 2002

                               VIVENDI UNIVERSAL

                        CONSOLIDATED STATEMENT OF INCOME

                                                           June 30,      June 30,     December 31,
                                                            2002         2001(1)          2001
                                                          --------       -------      ------------
                                                      (in million of euros, except per share amounts)
REVENUES(2)                                                 29 990        26 443          57 360
Cost of revenues                                           (20 798)      (17 930)        (39 526)
Selling, general and administrative expenses                (6 837)       (6 499)        (13 699)
Other operating expenses, net                                  (65)         (125)           (340)
                                                          --------       -------        --------
OPERATING INCOME                                             2 290         1 889           3 795
Financial expenses, net                                       (674)         (625)         (1 455)
Financial provisions                                        (3 402)         (128)           (482)
Other income (expense)                                        (154)          287               9
                                                          --------       -------        --------
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES,
  GOODWILL AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST                                         (1 940)        1 423           1 867
Exceptional items, net                                       2 068         1 237           2 365
Income tax (expense) benefit                                  (365)         (557)         (1 579)
                                                          --------       -------        --------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY
  INTEREST AND MINORITY INTEREST                              (237)        2 103           2 653
Equity in (losses) earnings of unconsolidated
  companies                                                   (273)         (245)           (453)
Goodwill amortization                                         (642)         (769)         (1 688)
Goodwill impairment                                        (11 000)         (312)        (13 515)
                                                          --------       -------        --------
INCOME (LOSS) BEFORE MINORITY INTEREST                     (12 152)          777         (13 003)
Minority interest                                             (154)         (755)           (594)
                                                          --------       -------        --------
NET INCOME (LOSS)                                          (12 306)           22         (13 597)
                                                          ========       =======        ========
EARNINGS (LOSS) PER BASIC SHARE                             (11,32)         0,02          (13,53)
                                                          ========       =======        ========
NET INCOME (LOSS) BEFORE GOODWILL AMORTIZATION
  AND NON-RECURRING ITEMS(3)                                   (66)          295             (99)
                                                          ========       =======        ========
EARNINGS (LOSS) PER BASIC SHARE BEFORE GOODWILL
  AMORTIZATION AND NON-RECURRING ITEMS                       (0,06)         0,27            0,09
                                                          ========       =======        ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  (in millions)                                            1 086,9       1 081,3         1 088,2



       The accompanying notes are an integral part of these consolidated financial statements.

(1) Certain selling, general and administrative and other operating expenses have been restated to give effect to changes in accounting policies at Groupe Canal+. This had no impact on operating income.
(2) Of which, (Euro)54.3 million relates to the holding company which had statutory net earnings of (Euro)10,413.0 million.
(3) Net income before goodwill amortization, goodwill impairment, financial provisions and net exceptional items, after the tax impact (respectively ((Euro)333) million, (Euro)111 million and (Euro)625 million as at June 30, 2002, June 30, 2001 and December 31, 2001) and minority interest (respectively ((Euro)403) million, (Euro)190 million and ((Euro)448) million as at June 30, 2002, June 30, 2001 and December 31, 2001).

                                                            French GAAP Basis as
                                    translated from the original French document

                               VIVENDI UNIVERSAL

                           CONSOLIDATED BALANCE SHEET

                                                      Note  June 30,  December 31,  June 30,
                                                              2002        2001        2001
                                                            --------  ------------  --------
                                                                 (In millions of euros)
ASSETS
Goodwill, net                                          8     32 737        37 617    52 392
Other intangible assets, net                           8     23 201        23 302    21 704
Property, plant and equipment, net                     8     22 712        23 396    22 171
Investments accounted for using the equity method      3      2 287         9 176     8 644
Other investments                                      3      6 174         5 583     7 175
Seagram's spirit and wine net assets held for sale               --            --     9 490
                                                            -------       -------   -------
TOTAL LONG-TERM ASSETS                                       87 111        99 074   121 576
                                                            -------       -------   -------

Inventories and work-in-progress                              3 095         3 163     3 282
Accounts receivable                                          18 288        21 094    20 490
Deferred tax assets                                    7      4 980         4 225     4 174
Short-term loans receivable                                   2 189         2 948     4 228
Cash and cash equivalents                                     5 024         4 725     2 316
Other marketable securities                            8      1 713         3 773     5 810
                                                            -------       -------   -------
TOTAL CURRENT ASSETS                                         35 289        39 928    40 300
                                                            -------       -------   -------
TOTAL ASSETS                                                122 400       139 002   161 876
                                                            =======       =======   =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital                                                 5 986         5 972     5 972
Additional paid-in capital                                   29 201        28 837    28 500
Retained earnings                                           (11 427)        1 939    22 014
                                                            -------       -------   -------
TOTAL SHAREHOLDERS' EQUITY                             4     23 760        36 748    56 486

Minority interest                                      8     11 346        10 208    11 259
Deferred income                                               1 855         1 856     1 488
Provisions and allowances                              8      7 527         6 331     5 858
Long-term debt                                         5     26 073        27 777    26 118
Other non-current liabilities and accrued expenses            5 263         5 688     6 862
                                                            -------       -------   -------
TOTAL LONG-TERM LIABILITIES                                  75 824        88 608   108 071
                                                            -------       -------   -------

Accounts payable                                             23 128        26 414    24 595
Deferred taxes                                         7      9 604         9 977     9 211
Bank overdrafts and other short-term borrowings        5     13 844        14 003    19 999
                                                            -------       -------   -------
TOTAL CURRENT LIABILITIES                                    46 576        50 394    53 805
                                                            -------       -------   -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  122 400       139 002   161 876
                                                            =======       =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                                            French GAAP Basis as
                                    translated from the original French document

                               VIVENDI UNIVERSAL

                    CONSOLIDATED STATEMENT OF CASH FLOWS(1)


                                                                                          June 30,   June 30,   December 31,
                                                                                            2002     2001(5)        2001
                                                                                          -------    -------    ------------
                                                                                                (in millions of euros)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                       (12 306)       22       (13 597)
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                                          13 956     2 682        19 050
    Financial provisions                                                                    3 402       128           482
    Gain on sale of property and equipment and financial
      assets, net                                                                          (2 305)   (1 255)       (2 546)
    Undistributed earnings from affiliates, net                                               432       349           439
    Deferred taxes                                                                           (362)       22           379
    Minority interest                                                                         154       755           594
    Changes in assets and liabilities, net of effect of acquisitions and dispositions:     (1 052)     (740)         (301)
                                                                                          -------    ------       -------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                               1 919     1 963         4 500
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment and other                                      (1 917)   (2 089)       (5 338)
  Proceeds from sale of property, plant and equipment and other                               103       317           464
  Purchase of investments(2)                                                               (2 912)   (3 679)       (8 203)
  Sale of investments(3)                                                                    3 162     1 052         1 947
  Sale of spirits and wine business                                                            --        --         9 359
  Purchase of portfolio investments                                                            --    (1 269)          (23)
  Sale of portfolio investments                                                                --     1 069         4 418
  Net decrease (increase) in financial receivables                                            103    (3 050)          278
  Purchase of treasury shares held as marketable securities                                    (2)   (1 654)         (141)
  (Purchases) sales of other marketable securities                                            342       (70)        1 579
                                                                                          -------    ------       -------
    NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                                   (1 121)   (9 373)        4 340
CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in short-term borrowings                                          1 036     3 956        (1 670)
  Proceeds from issuance of borrowings and other
    long-term debt                                                                          1 501     7 151         5 195
  Principal payment on borrowings and other long-term liabilities                          (2 973)   (3 502)       (5 900)
  Net proceeds from issuance of common stock                                                   71       398           582
  Purchase (sales) of treasury stock                                                        2 984        --        (4 253)
  Cash dividends paid                                                                      (1 243)   (1 323)       (1 423)
  Cash payment USA Networks(4)                                                             (1 830)       --            --
                                                                                          -------    ------       -------
    NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                                     (454)    6 680        (7 469)
  Effect of foreign currency exchange rate changes on cash
  and cash equivalents                                                                        (45)     (225)           83
                                                                                          -------    ------       -------
CHANGE IN CASH AND CASH EQUIVALENTS                                                           299      (955)        1 454
                                                                                          =======    ======       =======
CASH AND CASH EQUIVALENTS:
  Beginning                                                                                 4 725     3 271         3 271
                                                                                          -------    ------       -------
  Ending                                                                                    5 024     2 316         4 725
                                                                                          =======    ======       =======


       The accompanying notes are an integral part of these consolidated financial statements.

(1) Includes 100% of Cegetel, Maroc Telecom and Vivendi Environnement of which Vivendi Universal holds 44%, 35% and 47.7% respectively.

(2) Of which, as at June 30, 2002, acquisitions of EchoStar, Sport Five and Koch represented ((euro)1.7) billion, ((euro)0.2) billion, ((euro)0.1) billion respectively, and various acquisitions by Vivendi Environnement totalling ((euro)0.6) billion.

(3) Of which, as at June 30, 2002, the disposal of 15.5% of Vivendi Environnement, the professional and health divisions of Vivendi Universal Publishing and Canal Digital represented (euro)1.5 billion, (euro)0.9 billion, (euro)0.3 billion respectively, and various disposals by Vivendi Environnement totalling (euro)0.5 billion.

(4)  See Notes 1 and 2.

                                                            French GAAP Basis as
                                    translated from the original French document

(5) Previously published figures for the period ending June 30, 2001 have been re-stated in this table in order to increase their comparability with those figures presented for the periods ending December 31, 2001 and June 30, 2002. In particular, the closing cash position as at June 30, 2001 has been re-stated to include bank overdrafts of E1,255 million previously included in the balance sheet under liabilities.


                               VIVENDI UNIVERSAL

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                      Common Shares        Additional                    Net
                                  ---------------------     Paid-in        Retained     Income    Shareholders'
                                    Number       Amount     Capital        Earnings     (Loss)        Equity
                                  -----------    ------    ----------      ---------   --------   -------------
                                  (Thousands)                        (In millions of euros)
BALANCE AT DECEMBER 31, 2000       1 080 808     5 945       27 913          20 518      2 299         56 675
Net loss for the year 2001                --        --           --              --    (13 597)       (13 597)
Foreign currency translation
  adjustment                              --        --           --           1 483         --          1 483
Appropriation of net income               --        --           --           2 299     (2 299)            --
Dividends paid,  1 per share              --        --           --          (1 203)        --         (1 203)
Goodwill from business combination
  reversed following the disposition
  of TV Sport                             --        --           --              35         --             35
Conversion of ex-Seagram
 exchangeables                        31 549       173        2 335           (2 508)       --             --
Conversion of ex-Seagram stock
 options                               3 452        19          255               --        --            274
Conversion of bonds, warrants,
  stock options and issuances
  under the employee stock purchase
  plan                                10 142        56          419               --        --            475
Common shares cancelled (treasury
  shares)                            (40 123)     (221)      (2 070)              --        --         (2 291)
Treasury shares allocation                --        --           --           (4 634)       --         (4 634)
Release of revaluation surplus
  and other                               --        --          (15)            (454)       --           (469)
                                  ----------     -----     --------        ---------   -------    -----------
BALANCE AT DECEMBER 31, 2001       1 085 828     5 972       28 837           15 536   (13,597)        36 748
Net loss for the first half 2002          --        --           --              --    (12 306)       (12 306)
Foreign currency translation
  adjustment                              --        --           --          (3 898)        --         (3 898)
Appropriation of net income               --        --           --         (13 597)    13 597             --
Dividends paid,    1 per share            --        --           --          (1 311)        --         (1 311)
Goodwill from business combination
  reversed                                --        --           --              12         --             12
Conversion of ex-Seagram
 exchangeables                         3 868        21          287             (308)       --             --
Conversion of ex-Seagram stock
 options                               1 235         7           91               --        --             98
Conversion of bonds, warrants,
  stock options and issuances
  under the employee stock purchase
  plan                                 1 396         8           49               --        --             57
Common shares cancelled (treasury
  shares)                             (4 006)      (22)         (63)              --        --            (85)
Acquisition of Multithematiques           --        --           --              261        --            261
Acquisition of USA Networks               --        --           --              369        --            369
Treasury shares allocation                --        --           --            3 986        --          3 986
Release of revaluation surplus
  and other                               --        --           --             (171)       --           (171)
                                  ----------     -----     --------        ---------   -------    -----------
BALANCE AT JUNE 30, 2002           1 088 321     5 986       29 201              879   (12 306)        23 760


                  The accompanying notes are an integral part of these consolidated financial statements.

                                                            French GAAP Basis as
                                    translated from the original French document

NOTE 1   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The half-year consolidated accounts of Vivendi Universal have been prepared in accordance with the generally accepted accounting principles issued by the "Comite de la Reglementation Comptable" and according to the recommendations of the "Conseil National de la Comptabilite" in respect of half-year accounts. Furthermore, since January 1, 2000, Vivendi Universal has applied the methodology for consolidated financial statements based on Regulation 99.02 as approved by the "Comite de la Reglementation Comptable" in April 1999.

The half-year consolidated accounts should be read in conjunction with the consolidated accounts for the year ending December 31, 2001, shown in the 2001 annual report that was filed under number R.026073 at the "Comite des Operations de Bourse" on April 23, 2002.

CHANGES IN ACCOUNTING POLICY

Since the year ending December 31, 2001, in accordance with the option offered under Regulation 99.02 (Section 41), Vivendi Universal has elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature. At our subsidiary, Vivendi Environment, revenues now include operating subsidies and exclude revenues related to construction for internal use assets.

Since that same date, the definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items, for the most part, represent gains or losses on the disposal of businesses.

The Consolidated Cash Flow Statement contains the information necessary to analyze changes in the group's treasury position and no longer need rely on changes in the net debt position provided formerly.

HALF-YEAR ACCOUNTS

Taxes for the first half of 2002 have been calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax, half-year results adjusted for any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. Employee bonuses and pension plan commitments have been included in the half-year accounts at 50% of the estimated actual cost for 2002.

2.       SIGNIFICANT EVENTS OCCURRING IN THE FIRST HALF OF 2002

ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, INC

On May 7, 2002, Vivendi Universal finalized its acquisition of USA Networks, Inc.'s entertainment assets following approval from the shareholders, including Liberty Media, at a general meeting held on April 23, 2002.Vivendi Universal achieved this by acquired these assets in exchange for 314 million shares already held in USA Networks, payment of $1.6 billion in cash to USA Networks and the transfer of 27.6 million treasury shares to Liberty Media.

In addition to the cash payment, USA Networks, which became USA Interactive at the close of this transaction, received a 5.44% common interest in VUE and Class A and Class B preferred shares in VUE with initial face values of $750 million and $1.75 billion (the latter being in the form of puts and calls between Vivendi Universal and USA Networks for approximately 56.6 million shares of USA Networks common stock). The total cost of acquisition of the entertainment assets of USA Networks was approximately E12.4 billion.

                                                            French GAAP Basis as
                                    translated from the original French document

The entertainment assets obtained via this transaction comprise USA Network's television programs, cable networks and film businesses, including USA Films LLC, Studios USA LLC and USA Cable LLC. These assets, combined with the film, television and theme park assets of Universal Studio, form a new entertainment group, Vivendi Universal Entertainment LLP (VUE), in which Vivendi Universal will have a 93% controlling stake.

Furthermore, Vivendi Universal received 60.5 million USA Interactive warrants at exercise prices varying between $27.40 and $37.50 per share.

STRATEGIC ALLIANCE WITH ECHOSTAR COMMUNICATIONS CORPORATION

On January 22, 2002, Vivendi Universal made a $1.5 billion equity investment in EchoStar to provide a portion of the funding for EchoStar's pending merger with Hughes Electronics Corporation (Hughes), the parent company of DirecTV. In exchange, EchoStar issued approximately 5.8 million Class D preferred stock (approximately 10% of the share capital of EchoStar) at an issue price of approximately $260 per share. This stock has the same economic and voting rights as the Class A common shares into which it is convertible and has liquidation preference equal to its issue price. Each Class D preferred stock is convertible into 10 EchoStar Class A common shares.

Vivendi Universal also received contingent value rights, intended to provide downside protection for the price of the Class A common shares if the share price drops below $26.04 per share, or slightly less than 5% of the new entity EchoStar-Hughes at the time of the intended merger. The maximum payment under these rights is $225 million if the pending merger with Hughes Electronics is completed, or $525 million if the pending merger is not completed. Any amount owing under these rights would be settled 3 years after completion of the merger, or 30 months after the merger agreement terminates, as applicable except, in certain limited circumstances.

At the same time, Vivendi Universal and EchoStar agreed on an 8 year alliance by which Vivendi Universal will offer US subscribers to EchoStar's satellite network, DISH, a range of programmes and interactive services available through the television.

INCREASED HOLDING IN MULTITHEMATIQUES

In connection with the acquisition of the entertainment assets of USA Networks, Inc., Vivendi Universal acquired from Liberty Media a 27.4% interest in the European cable television operator, Multithematiques, in exchange for an aggregate of 9.7 million Vivendi Universal treasury shares.

REDUCTION OF HOLDING IN VIVENDI ENVIRONNEMENT

Following a decision taken by the Board of Directors on June 17, 2001, Vivendi Universal reduced its ownership interest in Vivendi Environnement in two steps. Beforehand, an agreement was signed with Mrs Esther Koplowitz by which she agreed not to exercise the call option on the participation in FCC which she could have used if Vivendi Universal ownership interest in Vivendi Environnement were to fall below 50%.

The first phase occurred on June 28, 2002, when 53.8 million Vivendi Environnement shares were sold on the market (approximately 15.5% of share capital before capital increase). The shares were released onto the market by a financial institution which had owned them since June 12, 2002 following a repurchase obligation, or repo transaction, known in France as a "pension livree", carried out with Vivendi Universal. In parallel, in order to make it possible for this institution to return the same number of shares to Vivendi Universal at the maturity of the repo on December 27, 2002, Vivendi Universal made a forward sale for the same number of shares, to this financial institution, at the price of the investment. As a result, Vivendi Universal recorded a capital gain of E630 million and reduced its debt by approximately E1.4 billion. Following this transaction, Vivendi Universal held 47.7% of the share capital of Vivendi Environnement, which continues to be consolidated.

On August 2, 2002, Vivendi Environnement increased its share capital by E1,529 million, following the issuance of approximately 58 million new shares (14.3% of the capital after capital increase), subscribed to by a group of investors to whom Vivendi Universal had already sold its preferential subscription rights. Following this second transaction, Vivendi Universal owns 40.8% of Vivendi Environnement's share capital, which remains consolidated. Moreover, Vivendi Universal agreed to keep, during an 18 month lock up period, the 164,868,926 shares the group holds at the end of the transaction.

CONCLUSION OF TOTAL RETURN SWAP IN CONNECTION WITH THE DISPOSAL OF ITS INVESTMENT IN BSKYB PLC

In order to comply with the conditions imposed by the European Commission in October 2001, on the merger of Vivendi, Seagram and Canal+, Vivendi Universal sold approximately 96% (approximately 400 million common shares) of its investment in BSkyB's common shares and E81 million of money market securities to two qualifying special purpose entities (QSPEs). Concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the

                                                            French GAAP Basis as
                                    translated from the original French document

QSPEs' beneficial interests, thus allowing Vivendi Universal to maintain its exposure to rises and falls in the price of BSkyB shares until October 2005.

In December 2001, the financial institution controlling the beneficial interest of the QSPEs issued 150 million exchangeable bonds in BSkyB, at an exercise price of 700 pence per share. In this way, Vivendi Universal and the financial institution were able to reduce the nominal of the swap by 37%, and thus fix the value of 150 million shares and create a capital gain of E647 million after tax.

In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution concluded the total rate of return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal's payment of related costs. As a result of this transaction, Vivendi Universal recognized a pre-tax gain of approximately E1.6 billion, net of expenses, and was able to reduce gross debt by E3.9 billion.

In addition, in February 2002, Vivendi Universal released its remaining holding of 14.4 million shares in BSkyB by exercising its option to exchange a convertible bond for BSkyB shares issued by Pathe that came into Vivendi Universal's possession when it acquired Pathe. The redemption date was fixed for March 6, 2002 at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into
188.5236 shares of BSkyB per FFr10,000 principal amount of bonds up to and including February 26, 2002.

DIVESTMENT OF VIVENDI UNIVERSAL PUBLISHING'S PROFESSIONAL AND HEALTH DIVISION

On April 18, 2002, Vivendi Universal Publishing (VUP) signed a final agreement which allowed the Cinven, Carlyle and Apax investment funds to acquire 100% of its professional and health information divisions. In parallel with this disposal, Vivendi Universal acquired 25% of the LBO's capital stock, alongside Cinven (37.5%), Carlyle (28%) and Apax (9.5%). The transaction was concluded on July 19, 2002 with Vivendi Universal's sale to the investors of the 25% of the shares acquired in the leveraged buy out. The transaction, net of reinvestment, had a favorable impact of approximately E0.9 billion on Vivendi Universal's debt and reduced profit before tax by E253 million.

EVENTS BETWEEN JANUARY 1 AND JUNE 30, 2002 RELATED TO TREASURY SHARES

In January 2002, Vivendi Universal held approximately 104.4 million of its own shares, of which 20.9 million were held to hedge employee stock option plans and
83.5 million were acquired in the context of a share re-purchase scheme. This represented 9.62% of the share capital at that date (9.89% once the 3 million shares held by subsidiaries are included).

During the first-half of 2002, 55 million shares were sold on January 7 to 2 financial institutions at a price of E60 per share and 37.4 million shares were transferred on May 7 to Liberty Media in connection with Vivendi Universal's acquisition of USA Networks, Inc. A further 0.1 million shares were sold to employees exercising their stock options. Between January and April, Vivendi Universal bought on the market 7 million shares at an average price of E42.50 per share and bought from some of its subsidiaries 2 million shares at an average price of E45.40 per share.

As at June 30, 2002, Vivendi Universal thus held approximately 20.9 million of its own shares, the vast majority of which are to hedge employee stock option plans. These treasury shares represented 1.93% of the issued share capital as at that date.

During the Board of Directors meeting held on August 14, 2002, the decision was taken to cancel the 20.9 million shares held in connection with employee stock option plans. These have now been hedged by call options covering 12 million shares. After the cancellation of the shares, which should occur before December 31, 2002, the group will hold less than 0.07% of its share capital.

SALE OF PUT OPTIONS IN ITS OWN SHARES

In connection with its share re-purchase program, Vivendi Universal sold put options in its own shares by which it agrees to buy its own shares on specified dates at the exercise price. As at June 30, 2002 and December 31, 2001, Vivendi Universal had outstanding obligations on 13.9 million and 22.8 million shares respectively. The average exercise prices were E69 and E70 respectively, giving a potential commitment of E953 million and E1,597 million respectively. These put options are only exercisable on the specific date of the option and expire at various dates during 2002 and the first quarter of 2003. According to the terms of the contracts, these put options may be exercised at the option of Vivendi Universal either by transfer of the shares or payment of the difference of their market price to the exercise price.

The cost to Vivendi Universal during the first half of 2002 by option holders exercising their rights amounted to E239 million, corresponding to the premium paid or to be paid in the event of a cash settlement. Further, at the end of June 2002, Vivendi Universal marked to market put options with a specific, future exercise date. This resulted in a provision of E346 million, corresponding to the premium that will have to be paid out by Vivendi Universal in the event of a cash settlement.

                                       24
                                                            French GAAP Basis as
                                    translated from the original French document

DISPOSAL OF HOLDING IN VINCI

In June 2002, Vivendi Universal placed on the market 5.3 million shares in Vinci for a total of E343.8 million, thereby generating a pre-tax, capital gain of E153 million. At the same time, Vivendi Universal bought call options on the same number of shares at E88.81 allowing the group to cover the convertible loan exchangeable against Vinci shares made in February 2001 for E527.4 million.

ACQUISITION OF FIRST ACQUA

In April 2002, First Acqua (JV Co) Limited acquired Southern Water, a British water and sewage company, from Scottish Power on the basis of a company value of L2 billion, a sum being equivalent to the estimated, gross regulatory asset value of Southern Water in March 2002. In May 2002, Vivendi Water UK, a wholly-owned subsidiary of Vivendi Water, concluded an agreement with First Acqua Holdings Limited to acquire First Acqua (JV Co) Limited, the holding company of Southern Water. The deal is conditional upon regulatory approval from the United Kingdom's mergers commission as well as the establishment of satisfactory long-term, non-recourse financing to finance the existing debt of First Aqua (JV Co) Limited and Southern Water. The European Commission gave its approval for this takeover on August 23, 2002.

3.       SUBSEQUENT EVENTS

SUPPLEMENTARY FINANCING

On July 10, 2002, Vivendi Universal obtained a short-term credit line of E1 billion from a group of 7 banks. On September 18, 2002, Vivendi Universal signed a medium-term credit facility for E3 billion with a group of 11 banks. This new credit line replaces the original credit line obtained on July 10.

In addition, in order to provide the various divisions the financing necessary to support their development, Vivendi Universal will put in place an asset sale program representing E10 billion. This includes the sale, in whole or in parts, of the publishing division, including its American subsidiary, Houghton Mifflin Inc., as well as the public offer of Canal+ and the international assets of Canal+, including the Italian subsidiary Telepiu. The group's aim is to obtain at least half the proposed sale proceeds within nine months.

SALE OF STAKE IN VIZZAVI EUROPE

On August 30, 2002, Vivendi Universal sold to Vodafone its 50% share of Vizzavi Europe. As a result, Vivendi Universal received E142.7 million in cash and will no longer be required to finance Vizzavi's development for its 2002 - 2003 financial year, thus saving E171 million. Vivendi Universal, does however, take a 100% stake in Vizzavi France which functions independently, but will benefit from technical support and R & D from Vizzavi. In addition, commercial relations between Vizzavi France and SFR will be strengthened.

DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING'S CONSUMER PRESS DIVISION

Vivendi Universal and the Socpresse group have formed plans to sell the consumer press division of Vivendi Universal Publishing (Groupe Express-Expansion and Groupe l'Etudiant) and Comareg (including Delta Diffusion, which is to join Mediapost). The two transactions are together worth a total cash amount of more than E300 million. The plans will be submitted to the employee representatives, the Boards involved and the appropriate authorities. They will enable VUP's consumer press division and Comareg to become part of a coherent strategy that will guarantee their future and growth.

SETTLEMENT AGREEMENT WITH PERNOD RICARD-DIAGEO

On August 8, 2002, Vivendi Universal, Pernod Ricard and Diageo reached a global settlement of outstanding claims relating to post-closing adjustments arising from the acquisition of Seagram's spirits and wine. The total net amount payable to Vivendi Universal by Pernod Ricard and Diageo is US$127 million.

RENUNCIATION BY CONVERTIBLE BONDHOLDERS ON THE GUARANTEE AGREED BY VIVENDI UNIVERSAL

Holders of 1.5% 1999 - 2005 Vivendi Environnement bonds with the option to convert and/or exchange for new or existing Vivendi Universal shares held a general meeting on August 20, 2002. Notably, the bondholders renounce, from September 1, 2002, any rights to the guarantee provided by Vivendi Universal in respect of these loans and in consequence to the liability clause in the event of a default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, thereby increasing the interest rate from 1.5% to 2.25%.

CONTINUING PROGRAM OF SALE OF NON-STRATEGIC ASSETS IN US FILTER (VIVENDI ENVIRONNEMENT)

                                       25
                                                            French GAAP Basis as
                                    translated from the original French document

The agreements on the sale of Plymouth Products and various filtration and separation businesses concluded recently by US Filter should be finalized during the fourth quarter of 2002.

INQUEST BY THE "COMMISSION DES OPERATIONS DE BOURSE"

The "Commission des Operations de Bourse" (COB) opened an inquest in July 2002 into the financial information published by Vivendi Universal since January 2001. The group has no other comment to make on the matter.

SHAREHOLDER ACTION

A number of actions of recourse have been filed in France and the United States against the group and certain of its former officers. These actions are only just starting and, at this point, the group has no other comment to make on the matter.


NOTE 2   GOODWILL

ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, INC.

Goodwill on the cost of acquisition of the entertainment assets of USA Networks, Inc. amounted to E12.4 billion, and takes into account shares initially held by Vivendi Universal in USA Networks Interactive, LLC, the 38.7 million shares in this company held by Liberty Media, the $1.6 billion cash received as well as the $2.5 billion value of preferred stock.

Vivendi Universal is currently undertaking a preliminary analysis of the cost of acquisition and has initiated an evaluation of the market value of the assets and liabilities acquired. This initial estimate of the cost of acquisition will be reviewed and modified if necessary once the company has obtained the analyses needed for any adjustment of the value of the assets and liabilities have been obtained, which must be carried out within one year of the date of acquisition. To date, brand names have been the major asset identified and a book value of $825 million has been attributed to them. In the meantime, the difference between the purchase price and the net assets acquired, after deduction of assets and liabilities separately identified, has been accounted for as goodwill. This evaluation of the assets and liabilities is currently being undertaken by an independent expert.

INCREASED HOLDING IN MULTITHEMATIQUES

In connection with the sale of its shares in USA Networks, Liberty Media surrendered to Vivendi Universal its a 27.4% share in the European cable television company, Multithematiques and its current account balances in exchange for 9.7 million Vivendi Universal shares valued at E57.80 per share. The share value is based on the average closing price of Vivendi Universal shares during the 11 days around 16 December 2001, the date the agreement was announced. The extra goodwill resulting from Vivendi Universal taking a controlling stake in this company, which had been consolidated until March 31, 2002 by the equity method, amounted to E0.5 billion.

EXCEPTIONAL IMPAIRMENT OF GOODWILL AND ASSETS

Goodwill

In view of the deterioration of the economy since December 2001 and the impact of the increase in the cost of capital, the group has taken the decision to take a provision against goodwill on certain acquisitions of E11 billion as at June 30, 2002. This preliminary adjustment has been calculated using the group's accounting principles for long-term assets. Long-term assets are subject to an exceptional impairment of goodwill if events result in, or show a risk of, an unexpected reduction in the value of the assets. In this situation, their fair value is re-assessed and a provision is made to cover any eventual, significant difference between the book value and the realizable value.

This exceptional goodwill impairment is broken down as follows:

         -        E3.8 billion for Canal+

         -        E3.5 billion for Universal Music Group

         -        E2.6 billion for Vivendi Universal Entertainment

         -        E1.1 billion for international telecoms and internet assets

As permitted under French GAAP, a portion of goodwill arising from acquisitions paid for in equity securities was originally recorded as a reduction to shareholders equity, up to the amount of the related share premium. The impairment charge does not reflect any "theoretical" impairment of goodwill originally recorded as a reduction of shareholders equity. Upon the recommendation of the COB, Vivendi Universal determined the total goodwill impairment based on total goodwill, including the

                                       26
                                                            French GAAP Basis as
                                    translated from the original French document
portion recorded as a reduction of shareholders' equity, adjusted for accumulated goodwill amortization recorded since the acquisition. The "theoretical" goodwill impairment amounts to E11.5 billion.

The total amount of goodwill recorded as a reduction of shareholder's equity as at June 30, 2002 is discussed in Note 4.

This exceptional write-off was calculated as the difference between the net book value of the impacted businesses and the impact the change in the cost of capital has had, resulting in a risk of a reduction of their value and our estimated fair value. Standard evaluation methods have allowed us to establish fair market values, notably:

         - Business units involved in recent transactions or ones that are currently under discussion have been assessed at the value attributed to them in the transaction.

         - Investments in listed companies have been valued at the stock market price.

         - In all other cases, the fair market value of business units has been determined by the analysis of discounted cash flows or, whenever possible, by comparison to similar listed companies.

Regarding the discounted cash flow method of analysis, the 3 factors taken into account were cash flow, rate of return and growth rate to infinity. The source of the cash flow statements used for the analysis were the business plans of the business units concerned available at the time of the analysis. The rate of return was based upon an analysis of the average cost of capital of the relevant business units. Their cost of capital and growth rate were determined by taking into account the specific business environment in which each business unit operated, and specifically the maturity of the market and the geographic localization of its operations.

For information, the principal assumptions by business were:

         - Music: analysis of discounted cash flow (rate of return between 9.9% and 10.6%, growth rate of 2% to 3%) or comparison to similar listed companies.

         - Film: for the film business of Universal Studios, a rate of return between 9% and 10.5% and a growth rate between 2.5% and 3.5%; analysis of the cost of acquisition of USA Networks currently underway (see Note 2).

         - TV: taking into account the restructuring of Canal+ announced on July 23, 2002:

                  - Canal+ France, in its future, new form: rate of return between 9.5% and 10%, growth rate of 2.5% to 3.5%.

                  - Tele+, Canal+ Benelux, Canal+ Poland, Canal+ Nordic, Canal+ Technologies and Numericable are valued on the basis of their transaction value.

                  - Sogecable and Sport Five are valued at the stock market price, after including a liquidity discount for the latter.

         -        International assets in telecommunications and the internet:

                  - Long-term assets are valued on the basis of their discounted cash flow (Maroc Telecom and Kencell having a rate of return between 12.5% and 14.5% and a growth rate of 2.5% to 5.5%) or against comparable listed companies (Monaco Telecom).

                  - Other assets (Elektrim Telekomunikacja, Magyar Telecom, Xfera and Misrfone), as well as internet activities, are valued on the transaction value or probable realizable value.


                                   ---------------     ------------   -----------   ----------------   -----   --------------
                                   Net balance at      Amortization   Impairment    Changes in scope            Net balance at
                                   January 1, 2002                                  of consolidation    Other    June 30, 2002
                                                                                        and other
                                   ---------------     ------------   -----------   ----------------   -------   --------------
                                                                           (In millions of euros)
Music                                       12 763            (160)       (3 500)                74      (964)           8 213
Publishing                                   2 161             (40)            -               (304)       15            1 832
Groupe Canal+                                8 002             (94)       (3 838)               630       (17)           4 683
Vivendi Universal Entertainment              7 472             (93)       (2 600)            10 733    (2 789)          12 723
Telecoms                                     3 043             (65)         (762)                 8      (219)           2 005
Internet                                       638             (69)         (300)                72      (341)               -
Holding & Corporate                         (1 353)             17             -                  -        (8)          (1 344)
                                   ---------------     ------------   -----------   ----------------   -------   --------------
TOTAL                                       32 726            (504)      (11 000)             11 213   (4 323)           28 112
Environmental Services                       4 888            (138)            -                  16     (146)            4 620
Non-Core Businesses                              3               -             -                   2        -                 5
                                   ---------------     ------------   -----------   ----------------   -------   --------------
TOTAL VIVENDI UNIVERSAL                     37 617            (642)      (11 000)             11 231   (4 469)           32 737

The net impact in changes in goodwill can be summarized as follows:

               French GAAP Basis as translated from the original French document

Financial Assets

Moreover, financial provisions of E3.4 billion were recorded in the first half of 2002, of which E2.3 billion by a reduction in asset value and E1.1 billion as a provision. This action was taken to reflect the decline in the market since the beginning of the year and the re-evaluation by the Board of Directors of the growth potential of certain listed and unlisted investments. The majority of these provisions are linked to specific international telecommunications activities, sale options on Vivendi Universal shares, Sithe Energies, cost of calls, AOL Europe, Softbank Capital Partners and certain listed businesses.

The impact of exceptional impairment described above can be summarized as follows:

                                     Impairment of    Provisions and
                                         assets        allowances     Goodwill impairment   Total impairment
                                     -------------    --------------  -------------------   ----------------
                                                              (In millions of euros)
Music                                       --             --                (3,5)               (3,5)
Group Canal+                                --             --                (3,8)               (3,8)
Vivendi Universal Entertainment             --             --                (2,6)               (2,6)
Telecom                                   (0,8)(1)       (0,5)(2)            (0,8)               (2,1)
Internet                                    -- (3)         --                (0,3)               (0,3)
Other                                     (1,5)(4)       (0,6)(3)              --                (2,1)
                                          -----          -----               ------             ------
                                          (2,3)          (1,1)               (11,0)             (14,4)
                                          =====          =====               ======             ======

(1)      Of which, Elektrim represents (E700) million (see Notes 3 and 8).

(2)      Of which international telecom assets represent (E0.4) billion (see
         Note 8).

(3) Of which Softbank represents (E120) million and Vizzavi E130 million (see Note 3).

(4) Of which EchoStar represents (E598) million (see Note 3), Sithe Energies Inc. (E284) million (see Note 3), Dupont (E173) million (see
         Note 3), and amortization of the BNP call (E226) million. Of which AOLE represents (E270) million (see Note 8) and a provision for Vivendi Universal puts of (E346) million (see Note 8).


NOTE 3   INVESTMENTS

Vivendi Universal's investments consist of:

                                                           June 30,          December 31,
                                                             2002               2001
                                                           --------          ------------
                                                               (In millions of euros)
Investments accounted for using the equity method           2 287                9 176
Other investments:
  Investments accounted for using the cost method           1 943                1 150
  Portfolio investments--marketable securities              1 819                1 814
  Portfolio investments--other                              2 412                2 619
                                                            -----               ------
                                                            6 174                5 583
                                                            -----               ------
                                                            8 461               14 759
                                                            =====               ======




INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

               French GAAP Basis as translated from the original French document

The following table summarizes information about equity method investments:




                                 ___________________________________________________________________________________________________
                                                                 Proportionate                     Proportionate share of
                                           Interest             share of equity                        net income (loss)
                                 ___________________________ __________________________ ____________________________________________
                                   June 30,    December 31,    June 30,   December 31,        June 30,  December 31,     June 30,
                                      2002        2001           2002        2001               2002        2001            2001
                                 _____________ _____________ ____________ _____________ _______________ ___________ ________________
                                                                         (In millions of euros)



USANiLLC               (1)                 -          47,9%            -         6 669               46        144              13
UC Development
 Partners                              50,0%          50,0%          353           364              (18)       (46)            (19)
Sundance Channels      (2)             10,0%          10,0%          168           185               (1)         -             131
Universal Studios
 Florida                               50,0%          50,0%          151           168              (10)         5               5
Port A ventura                         37,0%          37,0%           84           101               (6)        (2)             (6)
Universal Studios
 Japan                                 24,0%          24,0%           66            85              (13)        25              (5)
UGC                                    39,3%          39,3%           83            83                -          7              10
UGC Cine cite          (3)             15,6%          15,6%           69            69                -          1               -
SPORTFIVE              (4)             46,4%          35,6%          288           229               (6)         -               -
TKP and Cyfra+         (5)                -           43,0%            -             -                -       (122)            (32)
Elecktrim
 Telekomunikacja SP                    49,0%          49,0%          477           521             (108)       (28)             15
Telecom Developpement                  50,0%          50,0%          283           281                2         12               -
Xfera M oviles                         26,2%          26,2%            -            72              (59)       (35)            (33)
Societe Financiere de
 Distribution (SFD)                    49,0%          49,0%           (6)          (74)              (6)       (23)              -
Vizzavi Europe                         50,0%          50,0%         (432)         (466)             (96)      (193)            (81)
Other                  (6)                 -              -          703           889                2       (198)           (243)
                                                             ____________ _____________   ______________ ___________  _____________
                                                                   2 287         9 176             (273)      (453)           (245)
                                                             ============ =============   ==============  =========== ==============





(1) Holding transferred to USA Networks Inc in connection with the acquisition of its entertainment businesses (see Note 1).
(2) Despite having less than a 20% interest, the Sundance Channels are accounted for under the equity method as Vivendi Universal also has loans to the Sundance partnership (approximately U.S. $50 million at December 31,
     2001), which can be converted to a common interest, increasing our interest to 50% or above. This allows Vivendi Universal to exercise significant influence over the Sundance Channels.
(3) Vivendi Universal has a direct interest of 15.6% in UGC Cine Cite and an indirect interest of 33.2% through its investment in UGC.
(4) New entity created through the merger between the Jean-Claude Darmon Group and Sport+ in 2001.
(5)  Consolidated from December 31, 2001.
(6) Other investments consists of various entities accounted for under the equity method whose proportionate share of equity as at June 30, 2002 is less than E46 million or are subsidiaries of Vivendi Environnement (Realia Business S.A. Domino, South Staffordshire...).

                                                            French GAAP Basis as
                                    translated from the original French document

The following table provides a reconciliation of the change in equity method investments during the year:

                                             Proportionate       Changes     Proportionate               Foreign      Proportionate
                                            share of equity    in scope of   share of net                currency    share of equity
                                             December 31,     consolidation     income      Dividends   translation      June 30,
                                                 2001           & other         (loss)      received    adjustments        2002
                                            ---------------   -------------  ------------   ---------   ------------  --------------
USANILLC                                          6 669          (6 511)          46           (149)       (55)             (0)
UC Development Partners                             364              28          (18)            --        (22)            353
Sundance Channels                                   185              --           (1)            --        (15)            168
Universal Studios Florida                           168              --          (10)            --         (7)            151
Port Aventura                                       101              --           (6)            --        (10)             84
Universal Studios Japan                              85              --          (13)            --         (6)             66
UGC                                                  83              --           --             --         --              83
UGC Cine cite                                        69              --           --             --         --              69
SPORTFIVE(1)                                        229              69           (6)            (3)        --             288
Electrim Telekomunikacja SP(2)                      521             (68)        (108)            --         64             409
Telecom Developpement(3)                            281              --            2             --                        283
Xfera Moviles(4)                                     72             (13)         (59)            --         --              --
Societe Financiere de Distribution (SFD)            (74)             74           (6)            --         --              (6)
Vizzavi Europe(5)                                  (466)            130          (96)            --         --            (432)
Other                                               889             (77)           3             (7)       (38)            769
                                                  ------         -------        -----          -----       ----          ------
                                                  9 176          (6 368)        (273)          (159)       (89)          2 287
                                                  ======         =======        =====          =====       ====          ======

(1) Changes in scope of consolidation reflect an increase in holding from 35.6% to 46.4%.

(2) Provisions recorded as at June 30, 2002, total (Euro) 621.5 million, of which (Euro) 68.1 million in reduction in shareholding and (Euro) 553.4 million increase in the bad debt provision (see Note 2).

(3) Includes a provision of (Euro) 45.8 million in respect of risks and costs (see Notes 2 and 8).

(4)  Of which (Euro) 33.3 million relates to a provision (see Note 2).

(5) Of which (Euro) 130 million relates to the reversal of a provision (see Note 2).



NON-CONSOLIDATED INVESTMENTS

Summarized financial information for equity method investees is as follows:

                                           -------------------------------------------------------------
                                                      Interest                         Cost
                                           -------------------------------------------------------------
                                           June 30,          December 31,      June 30,     December 31,
                                             2002                2001            2002          2001
                                           --------          ------------      --------     ------------
Echostar                           (1)       10,0%                 --            1 698            --
Sithe Energies Inc                 (2)       34,2%               34,2%             604           604
Elektrim S.A.                      (3)       10,0%               10,0%              96            96
Mauritel                                     18,9%               18,9%              42            52
Vodafone Egypt (formerly Misrfone) (4)        7,0%                7,0%              23            23
Other                              (5)                                             953           872
                                                                                ------         ------
                                                                                 3 416         1 647
Valuation allowance                                                             (1 473)         (497)
                                                                                ------         ------
                                                                                 1 943         1 150
                                                                                ======         ======

                                       30

                                                            French GAAP Basis as
                                    translated from the original French document

(1) On January 22, 2002, Vivendi Universal also made a $1.5 billion equity investment in EchoStar. In exchange, EchoStar issued 5,760,479 Series D Preferred Stock at an issue price of $260 per share. This stock has liquidation preference equal to its issue price. Each Series D stock is convertible into 10 Class A common shares in EchoStar. Following this transaction, Vivendi Universal owns approximately 10% of EchoStar. Vivendi Universal will also receive contingent value rights intended to provide downside protection if the price of the Class A common shares falls below $26.04 per share. A provision of E598 million has been included in the accounts to bring the book value of the investment in line with the current market value of the shares (closing price as at June 30, 2002 of $18.56 per share).

(2) Of which E284 million relates to a provision included in the accounts for the first half of 2002 (see Note 2).

(3) Of which E17 million relates to a provision included in the accounts for the first half of 2002 (see Note 2).

(4) Of which E20 million relates to a provision included in the accounts for the first half of 2002 (see Note 2).

(5) Other investments consists of various entities accounted for under the cost method whose book value as at June 30, 2002 is less than E60 million.

PORTFOLIO INVESTMENTS - SECURITIES

The following table summarizes information about portfolio investments - securities:

                                    ----------------------------------------------------------------------------------------
                                                  June 30, 2002                               December 31, 2001
                                    ------------------------------------------   -------------------------------------------
                                              Gross        Gross     Estimated              Gross        Gross     Estimated
                                           Unrealized   Unrealized      Fair             Unrealized   Unrealized      Fair
                                    Cost      Gains       Losses       Value     Cost       Gains       Losses       Value
                                    ------------------------------------------   -------------------------------------------
                                                                     (in millions of euros)
British Sky Broadcasting      (1)     --        --          --            --         1        15           --           16
Dupont                        (2)    903        --        (173)          730       903        --         (106)         797
USA Interactive               (3)    995       373          --         1 368       741       137           --          878
Softbank Capital Partners     (4)    230        --        (230)           --       230        --         (117)         113
Saint-Gobain                  (5)     --        --          --            --        14         7           --           21
Others                        (6)    155        --         (60)           95        44        --           (7)          37
                                   -----       ---        ----         -----     -----       ---         ----        -----
                                   2 282       373        (463)        2 192     1 933       159         (230)       1 862
Valuation allowance                 (463)       --         463            --      (119)       --          119           --
                                   -----       ---        ----         -----     -----       ---         ----        -----
                                   1 819       373          --         2 192     1 814       159         (111)       1 862
                                   =====       ===        ====         =====     =====       ===         ====        =====

(1) In February 2002, these BSkyB shares were sold for cash, which was used in part for the redemption of the Pathe exchangeable bonds (see Note 1).

(2) Represents 16,444,062 shares with a book value of $713 million. The quoted market price as at June 30, 2002 was $44.40 per share. A provision of E173 million was recorded in the accounts in the first half of 2002 in order to bring the book value in line with the market value.

(3) Represents 18,181,308 shares of common stock with a book value of $374 million and 13,430,000 Class B shares with a book value of $276 million, as well as 25,000,000 shares acquired through Liberty Media in Vivendi Universal's acquisition of the entertainment assets of USA Networks (see
     Note 2). The quoted market price for the common stock of USA Interactive, which combines the USA Networks assets not acquired by Vivendi Universal, was $23.45 per share as at June 30, 2002.

(4)  A provision of E120 million was recorded in the accounts at June 30, 2002.

(5)  Sold during the first half of 2002.

(6) Other investments consists of various entities whose cost was under E40 million at June 30, 2002.

                                                            French GAAP Basis as
                                    translated from the original French document

OTHER PORTFOLIO INVESTMENTS

The following table summarizes information about other portfolio investments:

                                   June 30,   December 31,
                                    2002          2001
                                   --------   ------------
                                    (In millions of euros)
Long-term loans                     1 698         1 586
Other                               1 402         1 231
                                    -----         -----
                                    3 100         2 817
Valuation allowance                  (688)         (198)
                                    -----         -----
                                    2 412         2 619
                                    =====         =====

(1)      Of which E504 million relates to Elektrim Telekomunikacja.

(2) Includes a provision in relation to Elektrim Telecomunikacja for E485 million (see Note 2).


NOTE 4   SHAREHOLDERS' EQUITY

The number of common shares outstanding was 1,088,320,485 and 1,085,827,519, respectively, as at June 30, 2002 and December 31, 2001. Each common share, with the exception of treasury shares, has one voting right which may be registered upon request by the owner. The number of voting rights outstanding was 1,067,671,500 and 978,216,347, respectively, as at June 30, 2002 and December 31, 2001. As at June 30, 2002, Vivendi Universal and its subsidiaries held 21,619,168 Vivendi Universal shares, representing a gross amount of E1,480 million, or an average cost per share of E68.5. The number of shares recorded as marketable shares represents the vast majority of issued shares. The remaining balance of 84,384 shares was recorded as a deduction of shareholders' equity. Additionally, 15.7 million stripped shares, the title ownership of which was transferred to the Seagram shareholders who elected to acquire their Vivendi Universal stock on a deferred basis, were also recorded as a reduction of shareholders' equity. Approximately 20.9 million shares are allocated to cover the stock option plans offered to Vivendi Universal employees. During the first half of 2002, 6,969,865 shares were acquired at an average price of E42, whilst 92,737,591 shares were sold at an average price per share of E47.80. As at June 30, 2002, Vivendi Universal had convertible securities and outstanding stock options that were convertible or exercisable into approximately 63.7 million common shares.

The reversal of goodwill, which had previously been recorded as a reduction of shareholders' equity pursuant to the former rules issued by the COB in 1998, amounted to E4,262 million as at June 30, 2002. Without adjustments to shareholders equity, the total write-off of goodwill at June 30, 2002, was E476 million (after adjustment for linear amortization over the normal time period prescribed by the accounting policies of the group), of which E59 million relates to the current accounting period. This amount excludes the exceptional, "theoretical" write-off of E2.8 billion (of which E0.5 billion relates to the first half of 2002, see Note 2) which would have impacted the initial goodwill amount accounted for under shareholders equity.

This exceptional, "theoretical" write-off has no impact on the Income Statement (see Note 2).

On August 14, 2002, the Board of Directors of Vivendi Universal authorized the cancellation of 20,865,167 treasury shares held in connection with employee stock option plans. Cover of this obligation is now managed through call options. These shares, with a book value of approximately E1 billion, were recorded under trading securities in the balance sheet. Their cancellation will be recorded as a reduction of shareholders' equity for the same amount.


NOTE 5   DEBT

Liquidity Position of the Group

On July 10, 2002, at the request of the CEO of Vivendi Universal and the Board, a group of 7 banks, comprised of BNP Paribas, Citigroup, Credit Agricole Indosuez, Credit Lyonnais, Credit Suisse First Boston, Deutsche Bank and Societe Generale, accepted to extend an unsecured credit line of E1 billion until December 31, 2002.

               French GAAP Basis as translated from the original French document

On September 18, 2002, Vivendi Universal received from these same banks (with the exception of Deutsche Bank) along with ABN Amro, CDC Ixis, Natexis Banques Populaires, Royal Bank of Scotland and Sumitomo Mitsui Banking Corporation, a commitment to lend E3 billion, which replaces the original credit line for E1 billion made in July to 2 North American holding affiliates. This new, secured loan will be composed of 3 parts, the last of whose payments shall become due at the latest in the period from November 2003 and December 2004.

This commitment is subject to the agreement of certain current lenders with respect to syndicated loans in the amount of E3.85 billion and bilateral lines of credit for a total of E1.5 billion. Agreement related to the E3 billion syndicated loan and the bilateral lines of credit are currently being finalized. The company is currently in the process of obtaining the necessary agreement on the remaining E850 million.

LONG-TERM AND SHORT-TERM DEBT




                                                    June 30,      December 31,
                                                      2002           2001
                                                  ___________     ____________
                                                     (In million of euros)


Bonds and bank loans                                  15 292        15 218
BSkyB 0,5%                           (1)                   -         3 948
Vivendi Environnement
 exchangeable 2%                     (2)               1 809         1 809
Vivendi Universal
 convertible 1,25%                   (3)               1 699         1 699
Vivendi Environnement
 convertible 1,5%                    (4)               1 535         1 535
BSkyB exchangeable 1%                (5)               1 440         1 440
Class A and class B preferred
 shares (USAi acquisition)           (6)               2 576             -
Vinci exchangeable 1%                (7)                 527           527
BSkyB exchangeable 3%                (8)                   -           117
Seagram debt remaining               (9)                  96           354
Capital leases                      (10)                 972           997
                                                   -----------     -----------
                                                      25 946        27 644
Subordinated securities             (11)                 127           133
                                                   -----------     -----------
Total long-term debt                                  26 073        27 777
                                                   ===========     ===========
                                                   -----------     -----------
Bank overdrafts and other
 short-term borrowings                                13 844        14 003
                                                   ===========     ===========








Of the total long-term debt, E13.5 billion related to Vivendi Environnement, including E11.2 billion of bonds and bank loans, the 1.5% convertible and exchangeable bonds (discussed in footnote 4 below), E620 million of capital leases and E101 million of subordinated debt. Of the total bank overdrafts and other short-term borrowings, E4.9 billion related to Vivendi Environnement.

(1) In October 2001, Vivendi Universal sold approximately 96% of its investment in BSkyB to two QSPEs (Qualifying Special Purpose Entities) and concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the QSPEs' beneficial interests In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution concluded the total rate of return swap on those shares (see Note 1).

(2) In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2001, for shares in Vivendi Environnement (interest 2%; yield to maturity of 3.75%; expiring March 2006; nominal value E55.90, or 30% above the average price of a Vivendi Universal share the day before). The expected redemption price of the bonds E61.17. These bonds may be converted at any time if the closing price of a Vivendi Environnement share for 20 out of 30 consecutive days equals or exceeds 125% of the accreted principal amount. These bonds may be redeemed by the bondholder on March 8, 2003 at an exercise price of E57.89 per share. As at June 30, 2002, all the bonds were outstanding.

(3) In January 1999, Vivendi Universal issued 6,028,363 bonds with a nominal value of E282 each that bear interest at 1.25% per annum. Each bond is convertible at the option of the bondholder into Vivendi Universal shares at a conversion rate of 1 bond to 3.047 shares. Vivendi Universal may redeem the bonds early in the whole from January 1, 2002 to December 31, 2003 at the par value if the average price of a Vivendi Universal share over a specified period exceeds 115% of the redemption price. Following the Merger Transactions, Vivendi Universal held back these bonds and will totally redeem them on January 1, 2004 at their par value. As at June 30, 2002, 6,024,329 bonds were outstanding.

(4) In April 1999, Vivendi Environnement, a then wholly owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds to the public, with a nominal value of E271 each that bear interest at 1.5% per annum. Upon the IPO of Vivendi Environnement in July 2000, 5,183,704 bonds were converted into Vivendi Environnement shares. The balance is convertible at the option of the bondholder into at a conversion rate of 1 Vivendi Environnement bond to 3.124 Vivendi Universal shares. The redemption price is E288 (representing a E17 premium) and they will mature on the January 1, 2005. In the absence of conversion, exchange or early redemption, the bonds will have a gross yield to maturity of 2.54%. Vivendi Universal may require Vivendi Environnement to redeem the bonds at an early redemption price (necessary to provide the bondholders a gross yield to maturity of 2.54%) if the average price of a Vivendi Universal share over a specified period exceeds 115% of the redemption price. As at June 30, 5,331,066 bonds were outstanding and convertible into a total of 16,654,250 Vivendi Universal shares which may be treasury shares or newly issued shares. On 20 August 2002, Vivendi Environnement held a general assembly of its bondholders (1.5% 1999 - 2005 Vivendi Environnement bonds convertible or exchangeable for newly issued shares). With the support of 64.8% of the votes cast, the bondholders agreed to adopt the resolutions put forward. Notably, the bondholders renounce from 1 September 2002, any rights to the guarantee provided by Vivendi Universal in respect of these loans and in consequence to the liability clause in the event of a default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, thereby increasing the interest rate from 1.5% to 2.25% (see Note 9).

                                                            French GAAP Basis as
                                    translated from the original French document

(5) In July 2000, in connection with its intention to dispose of its BSkyB shares, Vivendi issued 59,455,000 exchangeable notes with a nominal value of E24.22 each that bear interest at 1% per annum and expire after 3 years (2000 - 2003). These notes are now held in the balance sheet of Vivendi Universal after it absorbed Vivendi. The conversion rate is 1 BSkyB share (with a nominal value of L0.50) for 1 Vivendi Universal bond. Each note is exchangeable at any time during the term of the loan. Furthermore, the notes are redeemable in whole at the option of Vivendi Universal at the early redemption price (assuring the note holder a yield to maturity of 1.88%) if the average price of BSkyB shares during a period of 20 consecutive days is equal to or greater than 115% of the principal amount of the notes. The notes mature on July 5, 2003, at which point any outstanding notes will be redeemed at a rate of E24.87 per note. In October 2001, all of the BSkyB shares corresponding to the issuance of these notes were sold. As at June 30, 2002, all of these notes were outstanding.

(6) In May 2002, Vivendi Universal acquired the entertainment assets of USA Networks, Inc. In addition to the cash payment, USA Networks, which became USA Interactive at the close of this transaction, received Class A and Class B preferred shares in VUE with initial face values of $750 million and $1.75 billion (the latter being in the form of puts and calls between Vivendi Universal and USA Networks for approximately 56.6 million shares of USA common stock). These Class A and Class B preferred shares bear interest at 5% per annum and expire in 20 years.

(7) In February 2001, Vivendi Universal issued 6,818,695 bonds with a nominal value of E77.35 each (30% above the previous day's closing price of a Vinci share) that bear interest at 1% per annum. The bonds expire on March 1, 2006 and provide a yield to maturity of 3.75%. Each bond is exchangeable at any time after April 10, 2001 at the option of the bondholder into a Vinci share for a total amount of E527.4 million. This transaction allows Vivendi Universal to complete its disengagement from its holding in Vinci by exchanging its remaining holding in the company (8.2% as at 31 December 2001). As at June 30, 2002, all of the bonds remained outstanding. The bonds mature on March 6, 2006, at which point any outstanding bonds will be redeemed in cash at a rate of E88.81 per bond.

(8) During the first half of 2002, Vivendi Universal redeemed convertible bonds held on its balance sheet as a result of the purchase of Pathe. These bonds were converted into 14,494,819 shares in BSkyB.

(9) Following the merger of Vivendi, Canal+ and Seagram, Vivendi Universal, during the first quarter of 2001, reimbursed the majority of the credit lines in use at the time of the merger. The balance is made up of several credit lines with terms up to 2023.

(10) Represents lease contracts that include a purchase option, known in France as "credit bail". In addition to these lease contracts, Vivendi Universal has additional lease obligations related to real estate defeasances.

(11)     Subordinated debt consisting primarily of:

         a. A loan of E244 million to finance a waste water treatment plant in Zaraza, Spain, underwritten by OTV on 27 December 1991 and repayable over 15 years.

         b. $70 million of securities repayable over 15 years issued by Energy USA on January 29, 1991.

LONG-TERM DEBT BROKEN DOWN BY CURRENCY

                                           June 30,               December 31,
                                             2002                    2001
                                           --------               -----------
                                                  (in millions of euros)
Euros                                       18 135                    18 077
U.S. dollars                                 6 511                     4 443
Pounds sterling                                477                     4 229
Other                                          950                     1 028
                                            ------                    ------
  Total long-term debt                      26 073                    27 777
                                            ======                    ======


LONG-TERM DEBT BROKEN DOWN BY MATURITY

                                           June 30,               December 31,
                                             2002                    2001
                                           --------               -----------
                                                 (in millions of euros)
Due between one and two years                8 089                     3 434
Due between two and five years               9 398                    14 288
Due after five years                         8 586                    10 055
                                            ------                    ------
  Total long-term debt                      26 073                    27 777
                                            ======                    ======


At Vivendi Environnement, bank loans of E752 million were secured as at June
30, 2002. These guarantees included E521 million in the water business, comprised primarily of E214 million for General Utilities, E81 million for Wyuna Water (Australia), E70 million Schwarze-Pumpe and E127 million for Vivendi Water Industrial Development and E231 million in the waste management business related to Norsk Gjevinning in Scandinavia.

                                                            French GAAP Basis as
                                    translated from the original French document

NET DEBT (GROSS DEBT LESS CASH AND CASH EQUIVALENTS)

                                   June 30,   December 31,
                                    2002          2001
                                   --------   ------------
                                    (In millions of euros)
Long-term debt(1), including:      26 073        27 777
  capital leases                      972           997
  subordinated debt                   127           133
Bank overdrafts and other
  short-term borrowings(1)         13 844        14 003
                                   ------        ------
Total gross debt                   39 917        41 780
                                   ------        ------
Cash and cash equivalents(1)       (5 024)       (4 725)
                                   ------        ------
Total net debt                     34 893        37 055
                                   ======        ======

         (1) Separate analysis from figures shown in the consolidated balance sheet.


NOTE 6   FINANCIAL INSTRUMENTS

Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. These positions may adversely affect its operational and financial earnings. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

INTEREST RATE RISK MANAGEMENT

Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR variable rate instruments and are considered to be a hedge against the change in fair value of fixed rate debt obligations. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt. The following table summarizes information about Vivendi Universal's interest rate risk management instruments:

                                                            French GAAP Basis as
                                    translated from the original French document

                                                -----------    ---------------
                                                  June 30,       December 31,
                                                    2002             2001
                                                -----------    ---------------
                                                    (In millions of euros)
Pay-variable interest rate swaps:
  Notional amount of indebtedness                  7 178              5 868
  Average interest rate paid                       3,86%              3,36%
  Average interest rate received                   4,73%              5,01%
  Expiry:
    Due within one year                            3 776              2 282
    Due between two and five years                 1 344              1 526
    Due after five years                           2 058              2 060

Pay-fixed interest rate swaps:
  Notional amount of indebtedness                 10 819             10 284
  Average interest rate paid                       4,06%              4,25%
  Average interest rate received                   2,99%              2,97%
  Expiry:
    Due within one year                            2 701              2 766
    Due between two and five years                 5 847              3 951
    Due after five years                           2 271              3 567

Interest rate caps, floors and collars:
  Notional amount of indebtedness                  5 318              3 392
  Guarantee rate                                   4,51%              4,78%
  Expiry:
    Due within one year                              250                150
    Due between two and five years                 3 239              1 391
    Due after five years                           1 829              1 851

FOREIGN CURRENCY RISK MANAGEMENT

Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts, option contracts and cross-currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. The gains and losses on these instruments offset changes in the value of the related exposures. As at June 30, 2002, Vivendi Universal had effectively hedged approximately 80% of its estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted in the period up to December 2002. The principal currencies hedged were the U.S. dollar, Japanese yen, British pound and Canadian dollar.

The following table summarizes information about Vivendi Universal's foreign currency risk management instruments:



                                                  French GAAP Basis as
                                    translated from the original French document

                                            ------------    ------------
                                              June 30,      December 31,
                                                2002            2001
                                            ------------    ------------
                                               (In millions of euros)
Forward contracts:
  Notional amount                               260            1 705
  Sale against the euro                         107              640
  Purchase against the euro                     153            1 065
  Expiry:
    Due within one year                         260            1 705
    Due between two and five years               --               --
    Due after five years                         --               --

Currency swaps:
  Notional amount                             7 813            2 710
  Sale against the euro                       7 035            1 027
  Purchase against the euro                     778            1 683
  Expiry:
    Due within one year                       6 764            2 447
    Due between two and five years               36              263
    Due after five years                      1 013               --

EQUITY MARKET RISK MANAGEMENT

Our exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. During 2001 and 2000, Vivendi Universal hedged certain debts linked to the performance of Vivendi Universal using specialized indexed swaps. These swaps, with notional amounts totaling (euro)377 million in 2002, 2001 and 2000 expire within 7 years.

                                            ------------    ------------
                                              June 30,      December 31,
                                                2002            2001
                                            ------------    ------------
                                               (In millions of euros)
Equity-linked swaps:
  Notional amount                               377              377
  Expiry:
    Due within one year                         132               46
    Due between two and five years              122              208
    Due after five years                        123              123

Total return swaps:
  Notional amount                               837            3 511
  Expiry:
    Due between two and five years              837            3 511

(1)  See Note 9.

In June 2002, Vivendi Universal placed 5.3 million shares in Vinci for a total of (euro)343.8 million. At the same time, Vivendi Universal bought call options on the same number of shares at (euro)88.81 allowing the group to cover the convertible loan exchangeable against Vinci shares issued in February 2001 for
(euro)527.4 million.

                                                            French GAAP Basis as
                                    translated from the original French document

CREDIT CONCENTRATION RISKS AND COUNTER-PARTY RISK

Vivendi Universal minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal's credit risk is limited to the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal's receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their dispersion across many geographic areas, and the diversification of our portfolio among various instruments and issuers.


NOTE 7   INCOME TAXES

A reconciliation of the differences between the French statutory tax rate and Vivendi Universal's effective income tax rate is as follows:

                                          June 30,    June 30,     December 31,
                                           2002        2001            2001
                                          --------    --------     ------------
French statutory rate                       35,4%       36,4%           36,4%
Nondeductible goodwill amortization        (35,3)       29,5           (48,4)
Long-term capital gains/losses taxed
  at lower tax rates                        (2,5)      (14,7)            4,0
Tax losses                                   6,0        (9,5)           (3,0)
Other, net                                  (6,7)         --            (2,8)
                                           -----       -----           -----
Effective income tax rate                   (3,1)%      41,7%          (13,8)%
                                           =====       =====           =====

Tax assets and liabilities as at June 30, 2002 have not changed significantly compared to the balance sheet as at December 31, 2001. The only noteworthy changes are:

         - The creation of E700 million in tax losses as a result of the exceptional goodwill write-off.

         - The reversal of a E200 million provision for deferred tax liability in the United Kingdom, accrued at December 31, 2001, in respect of the capital gain on the sale of BSkyB. The change follows the decision in the United Kingdom to no longer tax capital gains on shares.

The years ended December 31, 1999 to December 31, 2001 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.


NOTE 8   ADDITIONAL FINANCIAL STATEMENT INFORMATION

INCOME STATEMENT DATA

PRO-FORMA FINANCIAL INFORMATION SHOWING THE IMPACT OF THE ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, INC. (2002), AND HOUGHTON MIFFLIN, MAROC TELECOM AND MP3.COM (2001)

As transactions that took place in 2001 and 2002 have led to a re-organization of our activities and impacted the comparability of the financial statements of the group, provided below is summary information from the 2002 and 2001 Income Statements. This is unaudited information and is presented on a pro-forma basis showing the impact of the acquisition of the entertainment assets of USA Networks Inc, Houghton Mifflin, Maroc Telecom and MP3.com as if these assets had all been acquired at the beginning of 2001. The pro-forma data has been calculated by adding to the actual results of Vivendi Universal, the effective results of each entity acquired for the relevant period. We believe the pro-forma information, which includes prior period figures for comparison, allows a better analysis of the group's results. The pro-forma information is not necessarily representative of the combined, actual results that would have transpired if these acquisitions had all occurred at the beginning of 2001, nor are they indicative of the

               French GAAP Basis as translated from the original French document future operating results of Vivendi Universal. However, the audiovisual activities of Universal Studios are nevertheless integrated with those of Groupe Canal+. This reclassification has no impact on the total financial results of Vivendi Universal.

                         June 30, 2002       December 31, 2001
                            proforma             proforma
                         -------------       -----------------
                                  (in millions of euros)
Revenue                     30 618                28 293
Operating income             2 431                 2 257

ADDITIONAL FINANCIAL STATEMENT INFORMATION

                                                       June 30,     June 30,      December 31,
                                                         2002         2001            2001
                                                       --------     --------      ------------
                                                               (in millions of euros)
FINANCIAL EXPENSES, NET
  Financing costs                                        (674)        (625)          (1 455)
  Capital gains on sale of portfolio investments          194          122              143
  Foreign exchange gains (losses)                         (68)         154               51
  Financial provisions                                 (3 402)        (128)            (482)
  Other                                                  (280)          10             (185)
                                                       ------         ----          -------
                                                       (4 230)        (467)          (1 928)
                                                       ======         ====          =======

EXCEPTIONAL ITEMS, NET
  Net capital gains and gains on the dilution of
    our interests in other companies(1)                 2 068        1 255            2 365
  Other                                                    --          (17)              --
                                                       ------        -----          -------
                                                        2 068        1 238            2 365
                                                       ======        =====          =======
DEPRECIATION AND AMORTIZATION
  Depreciation of property, plant and equipment         1 876        1 621            2 578
  Amortization of goodwill                                642          769            1 688
  Goodwill impairment                                  11 000          312           13 515
  Amortization of other intangible assets                 438          255            1 253
  Other non-financial provisions and allowances            --         (275)              16
                                                       ------        -----          -------
                                                       13 956        2 682           19 050
                                                       ======        =====          =======

(1) Of which, as at June 30, 2002, a capital gain on BSkyB of (Euro)1.6 billion, a capital gain of (Euro)630 million on the sale of a 15.5% stake in Vivendi Environnement, a capital gain on the disposal of Canal Digital of (Euro)144 million and a capital loss on the disposal of the professional and publishing divisions of Vivendi Universal Publishing of ((Euro)253) million.
(2) See Note 2.


                                       39
                                                            French GAAP Basis as
                                    translated from the original French document

BALANCE SHEET DATA


                                                              Accumulated     Goodwill,
                                                 Goodwill    Amortization        Net
                                                 --------    ------------     --------
                                                         (In millions of euros)
GOODWILL, NET
  Balance at December 31, 2001                    54 159         (16 542)       37 617
  Changes in consolidation scope                  11 324             (94)       11 230
  Amortization                                        --            (642)         (642)
  Impairment                                          --         (11 000)      (11 000)
  Other                                            1 715          (2 802)       (1 087)
  Foreign currency translation adjustments        (3 497)            116        (3 381)
                                                  ------         -------       -------
  Balance at June 30, 2002                        63 701         (30 964)       32 737
                                                  ======         =======       =======

(1) Including goodwill related to USA Networks which is in the process of being valued.
(2) See Note 2.



                                                         --------      ------------
                                                         June 30,      December 31,
                                                           2002           2001
                                                         --------      ------------
                                                           (In millions of euros)
OTHER INTANGIBLE ASSETS, NET
  Audiovisual and music rights                              7 578          7 821
  Trademarks, market share, editorial resources             7 409          7 984
  Film costs, net of amortization                           2 833          2 587
  Editorial & plate costs                                     187            118
  Telecom licenses                                            983            680
  Deferred charges                                          1 396          1 391
  Software                                                    710            703
  Fees paid to local authorities                              556            568
  Other                                                     1 549          1 450
                                                           ------         ------
                                                           23 201         23 302
                                                           ======         ======


                                                       Other                                   Other
                                                     Intangible       Accumulated            Intangible
                                                       Assets         Amortization          Assets, Net
                                                     ----------       ------------          -----------
                                                                  (In millions of euros)
Balance at December 31, 2001                           30 128              (6 826)              23 302
Additions/allocations                                     876                (482)                 394
Disposals/reversals                                       (71)                 44                  (27)
Changes in scope of consolidation and other             1 061                (142)                 919
Foreign currency translation adjustments               (1 580)                193               (1 387)
                                                       ------              ------               ------
Balance at June 30, 2002                               30 414              (7 213)              23 201
                                                       ======              ======               ======

                                                            French GAAP Basis as
                                    translated from the original French document

                                             --------       ------------
                                             June 30,       December 31,
                                               2002             2001
                                             --------       ------------
                                                (In millions of euros)
PROPERTY, PLANT AND EQUIPMENT, NET
Land                                           2 046             2 199
Buildings                                      3 728             3 941
Machinery and equipment                        8 653             9 138
Construction-in-progress                       1 087             1 030
Other                                          2 874             2 823
                                              ------            ------
Property, plant and equipment                 18 388            19 131
Publicly-owned utility networks                4 324             4 265
                                              ------            ------
Property, plant and equipment, net            22 712            23 396
                                              ======            ======



                                                              Publicly-                          Property,
                                               Property,       Owned                             Plant and
                                               Plant and      Utility        Accumulated         Equipment,
                                               Equipment      Networks       Depreciation           Net
                                               ---------      ---------      ------------        ----------
                                                                (In millions of euros)
Balance at December 31, 2001                     32 031        6 187           (14 822)            23 396
Additions/allocations                             1 536          149            (1 960)              (275)
Disposals/reversals                                (270)         (19)               84               (205)
Changes in scope of consolidation and other         240          (24)              221                437
Foreign currency translation adjustments           (858)         (21)              238               (641)
                                                 ------        -----           -------             ------
Balance at June 30, 2002                         32 679        6 272           (16 239)            22 712
                                                 ======        =====           =======             ======


As of June 30, 2002 and December 31, 2001, property, plant and equipment totaling Euro 0.8 billion in each case, were pledged as collateral for borrowings from banks (see Note 5).

                                             --------       ------------
                                             June 30,       December 31,
                                               2002             2001
                                             --------       ------------
                                                (In millions of euros)
OTHER MARKETABLE SECURITIES
Treasury shares                                1 702             1 840
Listed marketable securities                      34             1 866
Unlisted marketable securities                   442               403
Valuation allowance                             (466)             (336)
                                              ------            ------
                                               1 713             3 773
                                              ======            ======


(1) The drop in value of listed marketable securities is mostly related to the sale of shares in BSkyB for Euro 1.6 billion and Vinci for Euro 0.2 billion (see Note 1).
(2)  Unlisted marketable securities comprises principally of mutual funds.
(3) Of which (Euro 132.6) million is a provision related principally to treasury shares (see Note 2).



                                       41


                                                            French GAAP Basis as
                                    translated from the original French document

                                                                     --------   ------------
                                                                     June 30,   December 31,
                                                                       2002         2001
                                                                     --------   ------------
MINORITY INTEREST                                                     (In millions of euros)
Balance at beginning of year                                           10 208          9 787

Changes in consolidation scope(2)                                       2 228            411

Issuance of TSAR(1)                                                         -            300
Minority interest in income of consolidated subsidiaries                  154            594
Dividends paid by consolidated subsidiaries                              (195)          (981)
Impact of foreign currency fluctuations on minority interest           (1 020)            97
Other changes                                                             (29)             -
                                                                     --------   ------------
Balance at end of year                                                 11 346         10 208
                                                                     ========   ============

(1) In December 2001, Vivendi Environnement, through its subsidiary Vivendi Environnement Financiere de l'Ouest (held more than 99% by Vivendi Environnement), issued Titres Subordonne Remboursable en Actions Prioritaires (TSAR or obligated mandatorily redeemable security of subsidiary holding parent debentures) with a maturity in December 28, 2006. As a result of its features, the TSAR is recorded as a minority interest in the balance sheet.

(2) Movement principally related to the disposal of 15.5% of Vivendi Environnement and the acquisition of the entertainment assets of USA Networks (see Note 1).


                                                                             --------   ------------
                                                                             June 30,   December 31,
                                                                               2002         2001
                                                                             --------   ------------
PROVISIONS AND ALLOWANCES                                                     (In millions of euros)
 Litigation                                                                       717            610
 Warranties and customer care                                                     424            311
 Financial depreciation of public service contracts fixed assets                  819            762
 Maintenance and repair costs accrued in advance                                  275            273
 Reserves related to fixed assets                                                 335            106
 Valuation allowance of real estate                                               214            527
 Valuation allowance on work in progress and losses on long-term contracts        456            484
 Closure and post closure costs                                                   447            455
 Pensions                                                                         612            652
 Restructuring costs                                                              136            314
 Losses on investments in unconsolidated companies                                284            320
 Impairment(1)                                                                  1 087              -
 Other                                                                          1 721          1 517
                                                                             --------   ------------
                                                                                7 527          6 331
                                                                             ========   ============


(1) These provisions relate for the most part to international telecommunications assets (euro 425 million), AOLE (euro 270 million) and put options in its own shares (euro 343 million) (see Note 2).


PROVISIONS                                   (In millions of euros)
----------
Balance at December 31, 2001                                  6 331
Additions                                                       637
Additions regarding impairment                                1 087
Reversals                                                      (232)
Changes in scope of consolidation                              (131)
Foreign currency translation adjustments                        (94)
Other                                                           (71)
                                             ----------------------
Balance at June 30, 2002                                      7 527
                                             ======================


                                       42
               French GAAP Basis as translated from the original French document

NOTE 9   COMMITMENTS AND CONTINGENCIES

The following table summarizes information on Vivendi Universal's most significant contractual obligations and commercial commitments as at June 30, 2002:


                                                             Payments due/commitment expiration by period
                                                  ------------------------------------------------------------------
                                                            Less than       Between           Between          After
                                                  Total       1 year      1 and 2 years     2 and 5 years     5 years
                                                  ------    ---------     -------------     -------------     -------
                                                                      (In millions of euros)
Long-term debt                               (1)  26 073            -              8 089            9 398       8 586
Sports rights                                (2)   1 404          235                453              697          19
Broadcasting rights                          (3)   2 437          456                577              994         410
Creative talent and employment agreements    (4)     862          464                202              180          16
Operating leases                             (5)   4 294          562                578            1 522       1 633
Real estate defeasance                       (6)     650            -                  -                -         650
Public service contracts                     (7)     223           37                 33               80          73
                                                  ------    ---------     -------------     -------------     -------
Total                                             35 943        1 754              9 932           12 871      11 387
                                                  ======    =========     =============     =============     =======


(1)      Long-term debt recorded in the balance sheet (See Note 5 Debt).

(2) Exclusivity contracts for broadcasting sporting events, recorded in the balance sheet, of which E1,342 million in other non-current liabilities and E62 million in provisions and allowances.

(3) Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity by Groupe Canal+.

(4) Agreements in the normal course of business, which relate to creative talent and employment agreements principally in the Music and TV and Film businesses.

(5) Lease obligations assumed in the normal course of business for rental of buildings and equipment, of which E1.8 billion relates to Media and Communications businesses and E2.5 billion relates to Vivendi Environnement.

(6) Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30 year lease back arrangement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate E34.4 million. In December 1996, three buildings in Berlin were sold and leased back under 10 to 30 year leases at an annual rental expense of approximately E29.6 million. The difference between Vivendi Universal's rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable. (Note: in addition to these lease obligations, capital lease obligations of E972 million are included in long-term debt as required under French GAAP when the lease contract includes a purchase option, known in France as "credit bail").

(7) Minimum future payments for fees obligation with local authorities assumed under certain public service contracts by Vivendi Environnement and its subsidiaries.

In addition to the above, Vivendi Universal and its subsidiaries have various contingent liabilities relating to specific transactions and to certain guarantees given in the ordinary course of business, including performance and financial guarantees, surety bonds and other signature commitments.

- In connection with Vivendi Universal's acquisition of the entertainment assets of USA Networks, Mr Barry Diller and USA Interactive received 1.5% and 5.4% respectively of the share capital of Vivendi Universal Entertainment (VUE), the group formed by combining these assets and those of USG. At the same time, Vivendi Universal agreed put options on these holdings. Mr Barry Diller may exercise his option for an amount of $275 million. The option accorded to USA Interactive may be exercised on the eighth anniversary of the transaction, that is May 2010, at its fair market value. Furthermore, the agreement stipulates that Vivendi Universal must compensate USA Interactive for any additional tax liability resulting from the $1.6 billion cash payment to USA Interactive, that is likely to materialize in the event of the sale, without the prior consent of USA Interactive and within 15 years of the signing of the agreement, of any of the USA Interactive assets that were taken over by VUE. Also, without the prior consent of USA Interactive, Vivendi Universal is not permitted to transfer any assets except in the normal course of operations as long as the Class A preferred shares issued by VUE have not matured, unless at least 50% of the proceeds of the sale are redeployed within VUE. The agreement also includes standard non-competition clauses in respect of Barry Diller and USA Interactive as well as Barry Diller's participation on the Board of Directors and the designation by USA Interactive of a board member. Furthermore, certain of VUE's assets have been pledged in connection with a $1.6 billion credit line.

- In June 2002, Deutsche Bank sold 15.5% of the share capital of Vivendi Environnement that it held in the context of a financing granted to Vivendi Universal on June 12, 2002 through a "pension livree", a French repurchase arrangement. In addition, in order for Deutsche Bank to be in a position to deliver the same number of shares upon maturity of the French repurchase arrangement on December 27, 2002, Vivendi Universal effected a forward sale to Deutsche Bank of the same number of shares at the offer price.

                                       43


                                                French GAAP Basis as
                                    translated from the original French document

- The sale of Vivendi Universal Publishing's business-to-business and health divisions to Cinven results largely from a price adjustment clause reliant on the accounts of June 30, 2002 and a guarantee clause, valid until December 31, 2004, related to liabilities up to E500 million per division.

- In connection with acquisition by SportFive of its 4 year right to re-transmit English Premier League football matches, at a cost of E1 billion, Vivendi Universal has agreed to provide a guarantee limited to L200 million, 50% of which is covered by RTL Group.

- The Verrechia family, which holds 19.7% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. This option may be exercised between July 1, 2007 and December 31, 2007. The estimated value of these shares is E70 million.

- BNP Paribas, which holds 16% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. BNP Paribas has notified Vivendi Universal on July 5, 2002 of its intention to raise the put option to a price which amounts to around E57 million.

- Vivendi Universal has granted guarantees in favour of First Union National Bank and Fleet National Bank, in the context of loans from these institutions to Universal City Development Partner for a total amount of $29 million. Following Vivendi Universal's debt downgrading, these guarantees have been replaced since June 30, 2002, by an escrow account.

- On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal made certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of U.S.$1 billion; however, any individual claim must exceed $10 million to qualify for indemnification and the purchasers would only receive indemnification for qualified claims which exceed $81.5 million in the aggregate. The Stock and Asset Purchase Agreement also provides for post-closing adjustments to the purchase price received by Vivendi Universal based upon, among other things, the spirits and wine business's Closing Net Indebtedness and Closing Net Working Capital (as defined in the Stock and Asset Purchase Agreement).

- In connection with the sale of our AOL Europe (AOLE) Category E preferred shares, Vivendi Universal entered into a total return swap agreement with the financial institution, which expires on October 30, 2003. Under the terms of the agreement, Vivendi Universal retains the financial risk for any instance where AOLE's net available value is below $812 million as at March 31, 2003. AOLE's net available value is contractually defined as "the fair value of AOLE and its subsidiaries assets and businesses (including their assets and liabilities, but excluding their indebtedness and other obligations for borrowed money, including guarantees) on a going concern basis, less its aggregate amount of indebtedness and other obligations for borrowed money (including guarantees) and the aggregate amount payable to the holders of any shares of AOLE capital stock ranking senior to Category E preferred shares upon a liquidation as at March 31, 2003. The net available value of AOLE will be evaluated by two appraisers in April 2003. In the case of a 10% value difference, a third party appraiser will be appointed. At June 30, 2002, a provision of E0.3 billion has been recorded in case of a financial risk arising regarding the net available value of AOLE (see Note 2).

- In connection with the purchase of Rondor Music International in 2000, there exists a contingent purchase price adjustment based on Vivendi Universal shares issued in connection with the purchase. The contingent price adjustment will be settled in 2005, or earlier, if Vivendi Universal's share price falls below $37.50 for 10 consecutive days and the previous owners of Rondor request early settlement. The potential liability of Vivendi Universal under the terms of this agreement is limited to approximately $230 million. As at June 30, 2002, in recognition of the drop in the Vivendi Universal share price below $37.50 for 10 consecutive days, this amount was entirely provided for. Payment will be made in April 2003.

- In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

- In connection with the development of the Universal Studios theme park in Orlando, Florida, Vivendi Universal assumed all commitments intially given by Seagram. These included a completion agreement that guaranteed the completion of three hotels, one of which remains to be completed, and a commitment to cover our proportionate share (25%) of the operating deficit, if any, of the hotels, capped at $30 million per year.

- In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal has contributed a E920 million surety contract related to vendor financing arrangements. These arrangements, with several vendors, have been entered into to potentially finance amounts payable for network equipment up to a total amount of E3 billion.

- In connection with its investment in Cinema Corporation International, Vivendi Universal has provided guarantees related to bank facilities and theatre rents for approximately E401 million.

                                       44


                                                            French GAAP Basis as
                                    translated from the original French document

- In connection with its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Societe Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be evaluated by two independent appraisers (one nominated by Vivendi Universal and the other by the Principality of Monaco) who will have two months to agree on a value. In the event an agreement is not reached, the two parties will jointly appoint a third party appraiser.

- In connection with the sale of puts on its shares, Vivendi Universal had a commitment, as at June 30, 2002, to buy 10.8 million shares at exercise prices ranging from E60.40 to E80.00 in the second half of 2002 and 3.1 million shares at an exercise price of E50.50 in January 2003.

- In connection with the way it satisfies the exercise of stock options, in June 2001, Vivendi Universal entered into a call option to satisfy option exercises where the exercise price was above E75, at a fixed price, at the option of Vivendi Universal. At the same time, Vivendi Universal also sold to the seller of the call 9.5 million treasury shares to enable it to hold part of the total shares, which will allow the third party to have significant coverage necessary for its market risk management.

- In connection with its interest in Maroc Telecom, Vivendi Universal and the Kingdom of Morocco contracted a reciprocal call and put option related to a 16% interest in Maroc Telecom currently held by the Kingdom of Morocco. The options can be exercised from September 1, 2003 to June 1, 2005 between the parties at their then fair value (currently estimated at E690 million), except if before September 1, 2003, the Kingdom of Morocco places this 16% interest with a third party investor or if Vivendi Universal exercises preemption rights.

- Other guarantees for approximately E200 million. Furthermore, Vivendi Universal provides guarantees to financial institutions for its subsidiaries in their pursuit of the operational activity.

Significant commitments and contingent liabilities relating to our Environmental Services are as follows:

- Vivendi Environnement provided a guarantee of L374 million to a group of investors in the form of an option to sell preferred shares in First Acqua (JV Co) Limited on the third anniversary of the signing of the agreement on March 7, 2005. Conversely, Vivendi Environnement holds an option to buy exercisable between the first and the fifth anniversaries of the signing of the purchase agreement of First Acqua (JV Co) Limited, or between March 7, 2003 and March 7 2007.

- Vivendi Environnement provided a guarantee of E192 million in the context of the liabilities transferred on the sale of its Filtration and Separation division.

- As part of their contractual obligations under concession agreements, Vivendi Environnement and its subsidiaries assume responsibility for the replacement of fixed assets in the publicly-owned utility networks they manage. The estimated replacement costs for which they are responsible over the remaining life of the contracts totals E2.4 billion as at June 30, 2002.

- In the normal course of business, Vivendi Environnement and its subsidiaries provide specific guarantees that cover both prepayments received and operating/performance obligations related to major contracts. These guarantees total E3.8 billion and largely concern performance guarantees issued by Vivendi Environnement or its subsidiaries directly to clients, or to financial institutions as counter guarantees, or to industrial customers for projects undertaken.

- Vivendi Environnement has a potential obligation of approximately E613 million under the Berlin water contract to pay previous land owners, not indemnified by the Berlin government, who may present claims for payments.

- Vivendi Environnement has provided to insurance companies guarantees up to a maximum of $0.8 billion in order for them to issue Performance Bonds to the benefit of its American subsidiaries in respect of the pursuit of their activities (commitment guarantees, guarantees on returning sites to their original condition). It is nevertheless a ceilinged guarantee, the majority of which had not been used as at December 31, 2001.

- In connection with the capital restructure of Vivendi Environnement that took Vivendi Universal's holding and voting rights in Vivendi Environnement below 50%, Mrs Esther Koplowitz, in an agreement signed June 17, 2002, agreed not to exercise the call option on the Vivendi Environnement's holding in company B 1998 SL. In exchange, Vivendi Environnement granted Mrs Esther Koplowitz and her group of shareholders within company B 1998 SL preferential acquisition rights to Vivendi Environnement's holding in company B 1998 SL in the event of a hostile takeover of Vivendi Environnement.

-        Other guarantees for approximately E70 million.

                                       45


                                                            French GAAP Basis as
                                    translated from the original French document

Significant commitments and contingent liabilities relating to our non-core businesses, primarily real estate operations, are as follows:

- On December 19, 2000, Vivendi Universal finalized the sale of a 49.9% interest in Sithe North America to Exelon for approximately $696 million, the net proceeds of which were approximately $475 million. As a result of the transaction, Peco became the controlling shareholder of Sithe and Vivendi Universal retained a minority interest of approximately 34%. Vivendi Universal's remaining interest is subject to a put and call option. For a period of three years beginning in December 2002, Vivendi Universal can put to Peco, or Peco can call from Vivendi Universal, Vivendi Universal's remaining interest. Under the terms of the contract, the price is subject to a cap and a floor (see
         Note 1).

- A guarantee capped at E150 million extended by Vivendi Universal to Nexity in the context of the sale of its land and buildings businesses which occurred during the first half of 2002.

- A guarantee capped at E250 million in the context of the sale of several business tower blocks and buildings to Unibail.

- Various other pledges and guarantees to banks related to real estate operations, which individually range from E42,000 to E46 million and together total E271 million.


LITIGATION Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations.

ENVIRONMENTAL MATTER Vivendi Universal's operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi Universal's operations are covered by insurance policies. As at June 30, 2002, there are no significant environmental financial losses.

                                       46


                                                            French GAAP Basis as
                                    translated from the original French document

NOTE 10  SEGMENT INFORMATION

BUSINESS SEGMENT DATA

                                                             TV                             Holding      Total Media &
                                      Music   Publishing   & Film   Telecoms   Internet   & Corporate   Communications
                                     ------   ----------   ------   --------   --------   -----------   --------------
                                                                  (In millions of euros)
JUNE 30, 2002
Revenues                              2 873      2 141      5 496     4 391        87          --           14 987
Operating expenses exc.
  depreciation                       (2 516)    (1 880)    (4 664)   (2 816)     (170)       (161)         (12 207)
Depreciation and amortization          (228)      (168)      (338)     (596)      (21)        (34)          (1 385)
Other one-time items                     40          3         15        (3)       (0)          8               63
Restructuring charges                               (1)       (48)        1         2                          (46)
                                     ======     ======     ======    ======      ====        ====          =======
Operating income (loss)                 169         95        461       976      (103)       (187)           1 411
                                     ======     ======     ======    ======      ====        ====          =======
Capital expenditures                     61         85        276       377         8           2              809

JUNE 30, 2001
Revenues                              2 986      1 611      4 325     3 478        46                       12 446
Operating expenses exc.
  depreciation                       (2 535)    (1 388)    (3 869)   (2 341)     (134)       (115)         (10 382)
Depreciation and amortization          (217)       (66)      (307)     (434)       (6)        (34)          (1 064)
Other one-time items                                (4)       (32)        1         1         (16)             (50)
Restructuring charges                               (3)         6         2        (9)                          (4)
                                     ======     ======     ======    ======      ====        ====          =======
Operating income (loss)                 234        150        123       706      (103)       (165)             946
                                     ======     ======     ======    ======      ====        ====          =======

DECEMBER 31, 2001
Revenues                              6 560      4 286      9 501     7 639       129          --           28 115
Operating expenses exc.
  depreciation                       (5 402)    (3 469)    (8 277)   (5 332)     (338)       (261)         (23 079)
Depreciation and amortization          (439)      (269)    (1 082)     (978)      (44)        (65)          (2 877)
Other one-time items                     --         (1)      (192)        1        --          --             (192)
Restructuring charges                              (68)       (24)                (37)                        (129)
                                     ======     ======     ======    ======      ====        ====          =======
Operating income (loss)                 719        479        (74)    1 330      (290)       (326)           1 838
                                     ======     ======     ======    ======      ====        ====          =======
Capital expenditures                    133        193        556     1 534        20           6            2 442

                                                                  Total
                                     Environmental   Non-Core    Vivendi
                                        Services    Businesses  Universal
                                     -------------  ----------  ---------
                                            (In millions of euros)
JUNE 30, 2002
Revenues                                 14 951          52       29 990
Operating expenses exc.
  depreciation                          (13 037)        (68)     (25 312)
Depreciation and amortization              (923)         (7)      (2 315)
Other one-time items                         26        (109)         (21)
Restructuring charges                        (6)         (0)       2 291
                                        =======        ====      =======
Operating income (loss)                   1 011        (132)       2 291
                                        =======        ====      =======
Capital expenditures                      1 108          --        1 917

JUNE 30, 2001
Revenues                                 13 940          57       26 443
Operating expenses exc.
  depreciation                          (12 176)        (52)     (22 610)
Depreciation and amortization              (786)        (27)      (1 877)
Other one-time items                                     (1)         (51)
Restructuring charges                       (12)         (1)         (16)
                                        =======        ====      =======
Operating income (loss)                     967         (24)       1 889
                                        =======        ====      =======

DECEMBER 31, 2001
Revenues                                 29 094         151       57 360
Operating expenses exc.
  depreciation                               --          --           --
Depreciation and amortization                --          --           --
Other one-time items                         --          --           --
Restructuring charges                                                 --
                                        =======        ====      =======
Operating income (loss)                   1 964          (7)       3 795
                                        =======        ====      =======
Capital expenditures                      2 879          17        5 338

Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The principal reportable segments within these businesses are: Music, Publishing, TV and Film, Telecoms, Internet and Environmental Services. Each reportable segment is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. Management evaluates the performance of its segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. Vivendi Universal does not allocate interest income, interest expense, income taxes or unusual items to segments.


                                       47


                                                            French GAAP Basis as
                                    translated from the original French document


                                                           TV                             Holding     Total Media &    Environmental
                                    Music   Publishing   & Film   Telecoms   Internet   & Corporate   Communications      Services
                                    -----   ----------   ------   --------   --------   -----------   --------------   -------------
                                                                          (In millions of euros)
Situation at June 30, 2002

Investments accounted
  for using the equity method         40         (5)      1 306       768      (430)        132          1 811               476
Total assets                      16 393      5 605      39 879    11 907       651       6 045         80 480            40 449

                                               Total
                                 Non-Core     Vivendi
                                Businesses   Universal
                                ----------   ---------
                                (In millions of euros)
Situation at June 30, 2002

Investments accounted
  for using the equity method         --        2 287
Total assets                       1 471      122 400



                                                           TV                             Holding     Total Media &    Environmental
                                    Music   Publishing   & Film   Telecoms   Internet   & Corporate   Communications      Services
                                    -----   ----------   ------   --------   --------   -----------   --------------   -------------
                                                                          (In millions of euros)
Situation at December 31, 2001

Investments accounted
  for using the equity method         30        (13)      7 988       899      (465)        132          8 571               605
Total assets                      21 907      7 409      42 536    12 760       825       9 881         95 318            41 892

                                               Total
                                 Non-Core     Vivendi
                                Businesses   Universal
                                ----------   ---------
                                (In millions of euros)
Situation at December 31, 2001

Investments accounted
  for using the equity method         --        9 176
Total assets                       1 792      139 002

(1)  Includes Cegetel and Maroc Telecom held 44% and 35% respectively (see
     Note 11).

(2)  Includes Vivendi Environnement held 47.7% (see Note 11).

(3) The results published by Vivendi Environnement may differ from those presented by Vivendi Universal where non-material, inter-segment transactions impact the financial contribution brought by Vivendi Environnement to the accounts of Vivendi Universal. Further, the definition of operating profit used by Vivendi Environnement differs from the EBITDA figure published by Vivendi Environnement ((euro)1,018 million as at June 30, 2002), as the latter does not include restructuring charges totaling
     (euro)6 million.

                                       48


                                                            French GAAP Basis as
                                    translated from the original French document

GEOGRAPHIC DATA

The following table presents by geographic area revenues for 2001 and the first half of 2001 and 2002.

                              June 30,     December 31,    June 30,
                               2002            2001          2001
                              --------     ------------    --------
                                     (In millions of euros)
REVENUES
France                        12 540         24 285         11 652
United Kingdom                 1 722          4 170          1 969
Rest of Europe                 5 537         10 456          4 745
United States of America       6 990         12 654          5 476
Rest of World                  3 201          5 795          2 601
                              ------         ------         ------
                              29 990         57 360         26 443
                              ------         ------         ------

NOTE 11  SIGNIFICANT SUBSIDIARIES

Significant subsidiaries through which Vivendi Universal conducted the majority of its operations as at June 30, 2002 are as follows:



                                       49


                                                            French GAAP Basis as
                                    translated from the original French document

                                                                   ACCOUNTING                  OWNERSHIP
                                                                     METHOD                    INTEREST
                                                                   ----------                  ---------

 VIVENDI UNIVERSAL

 MEDIA AND COMMUNICATIONS

 MUSIC
     Centenary Holding N.V.                                   Consolidated                          92%
         Universal Music (UK) Holdings Ltd.                   Consolidated                                   100%
         Universal Holding GmbH                               Consolidated                                   100%
         Universal Music K.K.                                 Consolidated                                   100%
         Universal Music S.A. France                          Consolidated                                   100%
     Universal Studios, Inc.                                  Consolidated                          92%
         Polygram Holding, Inc.                               Consolidated                                   100%
         Interscope Records                                   Consolidated                                   100%
         Def Jam Records, Inc.                                Consolidated                                   100%

 PUBLISHING
     Vivendi Universal Publishing                             Consolidated                         100%
         Houghton Mifflin Company                             Consolidated                                   100%
         Vivendi Universal Games Inc.                         Consolidated                                   100%
         Groupe Expansion                                     Consolidated                                   100%
         Editions Robert Laffont                              Consolidated                                   100%
         Promotec                                             Consolidated                                   100%
         Larousse-Bordas                                      Consolidated                                   100%
         Comareg                                              Consolidated                                   100%

 TV & FILM
     Groupe Canal S.A.                                        Consolidated                         100%
         Canal Plus                                        (1)Consolidated                                    49%
         Canal Satellite                                      Consolidated                                    66%
         StudioCanal                                          Consolidated                                   100%
         Multithematiques                                     Consolidated                                    64%
     Universal Pictures International B.V.                    Consolidated                          92%
     Universal Studios Holding, Inc.                          Consolidated                          92%
     Vivendi Universal Entertainment                          Consolidated                                    93%

 TELECOMS
     Groupe Cegetel                                        (2)Consolidated                          44%
         Cegetel                                           (3)Consolidated                                    80%
         Societe Francaise du Radiotelephone (S.F.R.)         Consolidated                                    80%
     Vivendi Telecom International                            Consolidated                         100%
         Vivendi Telecom Hungary                              Consolidated                                   100%
         Kencell                                              Consolidated                                    60%
         Monaco Telecom                                       Consolidated                                    55%
         Maroc Telecom                                     (2)Consolidated                                    35%
         Elektrim Telekomunikacja                             Equity                                          49%
         Xfera                                                Equity                                          26%

 INTERNET
     Vivendi Universal Net                                    Consolidated                         100%
         i-France                                             Consolidated                                   100%
         Scoot Europe                                         Consolidated                                   100%
         Ad-2-One                                             Consolidated                                   100%
         CanalNumedia                                         Consolidated                                   100%
         Vizzavi Europe                                       Equity                                          50%
         Scoot.com plc                                        Equity                                          22%
     Vivendi Universal Net U.S.A. Group, Inc.                 Consolidated                         100%
         MP3.com, Inc.                                        Consolidated                                   100%
         Emusic.com, Inc.                                     Consolidated                                   100%
         Flipside, Inc. / Uproar, Inc.                        Consolidated                                    83%

 ENVIRONMENTAL SERVICES
     Vivendi Environnement                                 (1)Consolidated                          48%
         Vivendi Water                                        Consolidated                                   100%
         CGEA Onyx                                            Consolidated                                   100%
         CGEA Connex                                          Consolidated                                   100%
         Dalkia                                               Consolidated                                    66%
         F.C.C.                                            (4)Proportionately Consolidated                    28%

                                       50

                                                            French GAAP Basis as
                                    translated from the original French document

(1) Consolidated because Vivendi Universal has a majority of the Board of Directors, bears the operational risk and rewards of these companies and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(2) Consolidated because, through a shareholders' agreement, Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(3) Formerly Cegetel 7 and Cegetel Entreprises which were merged on March 31, 2001 and renamed Cegetel, a company 80% owned by Cegetel Group and 20% by Telecom Developpement, a company that is, in turn, owned 50% by Cegetel Group, which is accounted for by the equity method.

(4) Proportionately consolidated because Vivendi Environnement holds a 49% in B 1998 SL, the Spanish holding company that owns 56.5% of FCC. Vivendi Environnement's interest in the holding company is subject to a shareholders' agreement pursuant to which they have the right of equal representation on the major executive bodies of FCC.

                                       51


                                                            French GAAP Basis as
                                    translated from the original French document

C.- STATUTORY AUDITORS' LIMITED REVIEW REPORT ON THE CONSOLIDATED FINANCIAL
    STATEMENTS

As the Statutory Auditors of Vivendi Universal, in accordance with Article L. 232-7 of the Commercial Code, we have:

      - conducted a limited review of the accompanying summary of business activities and consolidated income, presented in the form of consolidated interim financial statements of Vivendi Universal, for the six-month period ended June 30, 2002;

      - verified the information disclosed in the management report for the first half of 2002.

These half year consolidated financial statements have been prepared under the responsibility of your Board of Directors. Our responsibility is to draw a conclusion on these financial statements, based on our limited review.

We conducted our review in accordance with the auditing standards generally accepted in France. Those standards require that we perform a review, which is more limited in scope than an audit, but sufficient to provide reasonable assurance, that the half year consolidated financial statements are free of material misstatement. A review of this type excludes certain audit procedures and consists primarily of analytical procedures and inquiries of group management and other personnel to obtain the information that we deemed necessary.

Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly, in all material respects, the consolidated results of operations for the six months ended June 30, 2002 and the consolidated financial position of Vivendi Universal at that date.

Without calling into question the conclusion expressed above, we draw your attention to:

- the sub-section "Acquisition of the Entertainment Assets of USA Networks, Inc." of note 2 "Goodwill" of the notes, which states that the final purchase price allocation of this company will be determined within one year from the date of the acquisition,

-     the sub-section "Exceptional Impairment of Goodwill and Assets" of note 2 "Goodwill" of the notes, which states that an exceptional goodwill impairment charge of E11 billion and a financial charge of E3.4 billion were recorded in the consolidated financial statements in view of the deterioration of the economy since December 2001 and the increase in the cost of capital of the company. The impairment charge recorded as of June 30, 2002 resulted from the valuation ranges defined by independent experts and analysts and the disposal assumptions made by the management of the company.

We have also verified, in accordance with the auditing standards generally accepted in France, the information provided in the management report for the first half of 2002, which explains the consolidated interim financial statements submitted to our review.

We have no comments to make as to the fair presentation of the management report and as to the conformity of the information provided in the report with the half year consolidated financial statements.

                  Paris-La Defense and Paris, October 22, 2002

                             The Statutory Auditors

          BARBIER FRINAULT & CIE                           RSM SALUSTRO REYDEL
Alain Grosmann             Jean Bouquot         Bernard Cattenoz         Bertrand Vialatte


                                       52


                                                            French GAAP Basis as
                                    translated from the original French document